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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Maximum Offering Price per Share	Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Class A Common Stock, par value $0.01 per share	9,200,000	$29.25	$269,100,000	$19,187

(1)
Includes shares of our Class A Common Stock subject to an over-allotment option granted by the registrant to the underwriters.

(2)
Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the $8,686 remaining of the previously paid registration fee with respect to Berry Petroleum Company's proposed offering of unsold securities registered under the Registration Statement on Form S-3 (No. 333-135055) initially filed with the Securities and Exchange Commission on June 15, 2006, as amended by Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2 filed with the Securities and Exchange Commission on February 25, 2009 and February 27, 2009, respectively, has been carried forward to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus forms a part. The entire $8,686 is being applied to offset a portion of the registration fee due for this offering. The remaining $10,501 of the registration fee has been paid.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161243

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 11, 2009

8,000,000 Shares

Berry Petroleum Company

Class A Common Stock

        We are offering 8,000,000 shares of our Class A Common Stock.

        Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "BRY." The last reported sale price of our Class A Common Stock on the New York Stock Exchange on January 14, 2010 was $29.44 per share.

        The underwriters have an option to purchase a maximum of 1,200,000 additional shares to cover over-allotments of shares.

        Investing in our Class A Common Stock involves risks. Please read "Risk Factors" beginning on page S-15 of this prospectus supplement and page 5 of the accompanying prospectus. You should read this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference carefully before you make your investment decision.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Berry
Per Share	$29.25	$1.2065625	$28.0434375
Total	$234,000,000	$9,652,500	$224,347,500

        Delivery of the shares of Class A Common Stock will be made on or about January 21, 2010.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	J.P. Morgan
Wells Fargo Securities

BMO Capital Markets
Calyon Securities (USA) Inc.
Citi
Goldman, Sachs & Co.
Howard Weil Incorporated
KeyBanc Capital Markets
Morgan Keegan & Company, Inc.
Tudor, Pickering, Holt & Co.

The date of this prospectus supplement is January 14, 2010.

PROSPECTUS SUPPLEMENT

PROSPECTUS

        You should rely only on the information contained in this prospectus or to which this prospectus refers or that is contained in any free writing prospectus relating to this offering of Class A Common Stock. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of the Class A Common Stock in any jurisdiction where its offer or sale is not permitted. The information in this prospectus supplement and the base prospectus and incorporated herein by reference may only be accurate as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

About This Prospectus

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the base prospectus dated August 11, 2009 provides more general information about the various securities that we may offer from time to time, some of which information may not apply to this offering of our Class A Common Stock. Generally when we refer to this prospectus, we are referring to both this prospectus supplement and the base prospectus combined. If any of the information in this prospectus supplement is inconsistent with any of the information in the base prospectus, you should rely on the information in this prospectus supplement. Before you invest in our Class A Common Stock, you should carefully read this prospectus supplement, along with the base prospectus, in addition to the information contained in the documents we refer to under the heading "Incorporation by Reference" in this prospectus supplement.

Incorporation By Reference

        The Securities and Exchange Commission ("SEC") allows us to "incorporate by reference" information we file with it. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information we file with the SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus.

        We incorporate by reference the documents listed below and future filings we make with the SEC (in each case, excluding any portions of such documents that have been "furnished" but not "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the termination of this offering.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2008;

  •
  Our Definitive Proxy Statement filed on Schedule 14A relating to our 2009 Annual Meeting of Shareholders;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

  •
  Our Current Reports on Form 8-K and 8-K/A filed on September 29, 2008, January 12, 2009, January 26, 2009, February 20, 2009, March 23, 2009, April 27, 2009, May 15, 2009, May 20, 2009, May 27, 2009, May 29, 2009, August 11, 2009 (supersedes certain information in our Annual Report on Form 10-K for the year ended December 31, 2008), August 13, 2009, August 17, 2009, September 3, 2009, September 25, 2009 and December 11, 2009; and

  •
  The description of our Class A Stock contained in our Registration Statement on Form 8-A which was declared effective by the SEC on or about October 20, 1987, and the description of our Rights to Purchase Series B Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A filed with the SEC on December 7, 1999.

Special Note Regarding Forward-Looking Statements

        This prospectus supplement and the information incorporated by reference in this prospectus supplement and the accompanying base prospectus contain statements that are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology such as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "would" or "will" or the negative

S-i

of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including those discussed under "Risk Factors," which could cause our actual results to differ from those projected in any forward-looking statements we make.

        We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are unable to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements speak only as of the date of such statement. We do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our Class A Common Stock, you should be aware that the occurrence of any of the events described in the "Risk Factors" section and elsewhere in this prospectus and the information incorporated by reference into this prospectus could harm our business, prospects, operations and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

S-ii

Prospectus Supplement Summary

        This summary highlights selected information contained elsewhere in this prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in our Class A Common Stock. For a more complete understanding of our company and this offering, we encourage you to read this entire document, including "Risk Factors," the financial and other information incorporated by reference in this prospectus and the other documents to which we have referred. Unless otherwise indicated or required by the context, as used in this prospectus, the terms "we," "our" and "us" refer to Berry Petroleum Company. Unless otherwise indicated or required by the context, references to "pro forma" give effect to our July 2008 acquisition of properties in Limestone and Harrison Counties, Texas, as if the acquisition had occurred on January 1, 2008. DeGolyer and MacNaughton ("D&M"), independent petroleum engineers, provided the estimates of our proved oil and natural gas reserves as of December 31, 2006, 2007 and 2008, included in this prospectus supplement.

Berry Petroleum Company

        We are an independent energy company engaged in the production, development, exploitation and acquisition of crude oil and natural gas. We can trace our roots in California oil production back to 1909, and we have been a publicly traded company since 1987. Since 2002, we have expanded our portfolio of assets to include oil and natural gas properties in the Rocky Mountain region, the East Texas region and, in 2010, the acquisition of assets primarily in the Wolfberry trend in West Texas discussed below. Our selective acquisitions have been driven by a consistent focus on properties with proved reserves and significant growth potential through low-risk development. We focus on growing reserves and production by developing known undeveloped reserves rather than through exploration. We maintain a geographically diverse portfolio of assets that generally have long reserve lives, stable and predictable well production characteristics and significant inventories of relatively low-risk repeatable drilling and recompletion opportunities.

        As of December 31, 2008, our estimated proved reserves were 246 MMBOE, up 45% from 169 MMBOE as of December 31, 2007, of which 51% were crude oil, 49% were natural gas and 55% were proved developed. The 88 MMBOE of net reserve additions before production in 2008 replaced 756% of our production during the year. Of such net reserve additions, 38 MMBOE, or 329% of our production, was replaced from our drilling activities. Our reserve replacement has been achieved through low cost and low risk drilling and acquisitions, with 2008 finding, development and acquisition ("F&D") costs of $12.28/BOE. See "—Non-GAAP Financial Measures—F&D Costs." We also achieved production of 32.0 MBOE/D in 2008, a 19% increase from 2007, which implies a reserve life index of approximately 21 years based on our year-end 2008 reserves. For the first nine months of 2009, our average daily production was 30.3 MBOE/D. In April 2009, we sold our natural gas assets in the Denver-Julesburg basin in Colorado ("DJ Basin"). See the table on page S-13 of this prospectus supplement, which sets forth summary data with respect to estimated proved reserves on a historical basis and on a pro forma basis for the sale of our DJ Basin assets.

        Approximately 68% of our sales volumes in the third quarter of 2009 were crude oil, with 87% of the crude oil being heavy oil produced in California. Our California reserves are characterized by long-lived predictable production with low base decline rates which provide us with strong margins and a steady source of cash flow. The cash flow from these properties funds our significant drilling inventory and the development of our substantial undeveloped reserves. Our consumption of natural gas to produce steam for our California oil production provides us with a natural hedge of approximately 32,000 MMBtu/D on our natural gas production in East Texas and Colorado. We have further protected our 2010 and 2011 cash flows through hedges on approximately 75% and 40% of our anticipated crude oil production for 2010 and 2011, respectively. Our strong hedge position, our ability to generate free cash flow and our operating control of over 95% of our assets further enhances our ability to perform in volatile environments.

        On January 8, 2010, we agreed to acquire certain properties primarily in the Wolfberry trend in West Texas from a private seller for total cash consideration of $126 million (the "Wolfberry Acquisition"). At December 31, 2009, the properties included total proved reserves of 11.2 MMBOE, of which 85% were crude oil, 23% were proved developed and 92% were located in West Texas. We will operate approximately 70% of, and will have an average 68.5% working interest (54.1% net revenue interest) in, the properties to be acquired in the Wolfberry trend. In 2010, the Wolfberry Acquisition is expected to add approximately 1.3 MBOE/D to our production on a twelve month annual average. The Wolfberry Acquisition provides us an opportunity to diversify our oil reserves while taking advantage of our operational strengths in oil development. Development of these assets will focus on primary production and infill drilling of approximately 130 proved undeveloped locations in Texas at an expected cost of approximately $122 million. We believe that these assets represent a low operating cost, high margin, repeatable development opportunity. We intend to use a portion of the net proceeds from this offering to fund the Wolfberry Acquisition, which we expect to close in the first quarter of 2010 subject to certain closing conditions. There is, however, no assurance that the Wolfberry Acquisition will be completed, or that the anticipated benefits of the acquisition will be realized. This offering will not be conditioned on the closing of the Wolfberry Acquisition.

Operations Overview

        We have organized our operations into five asset teams as follows: South Midway Sunset, California, including our Poso Creek and Ethel D properties ("S. Midway"), North Midway Sunset, California, including our diatomite, McKittrick 21Z and Placerita oil assets ("N. Midway"), East Texas, Uinta, Utah and Piceance, Colorado. The following table sets forth the estimated quantities of proved reserves, production and acreage attributable to our principal operating areas for the periods indicated and shows the effect of the sale of our DJ Basin assets.

	Proved Reserves as of December 31, 2008				Average Daily Production
Operating Areas	Total (MMBOE)	% Oil	% Proved Developed	Average % Working Interest	Year Ended December 31, 2008 (MBOE/D)		Quarter Ended September 30, 2009 (MBOE/D)
S. Midway Sunset, CA	64.9	100	74	98	11.9		11.3
Uinta, UT	23.3	65	47	98	6.2		4.9
DJ Basin, CO	21.5	—	61	51	3.3		—
N. Midway Sunset, CA	44.4	100	44	100	4.7		5.5
Piceance Basin, CO	41.8	—	32	41	3.5		2.9
Limestone & Harrison Counties, TX	50.0	—	60	100	2.4	(1)	3.8

Total	245.9	51	55		32.0	(1)	28.4
Less: DJ Basin, CO(2)	21.5	—	61	51	3.3		—

Pro Forma Total	224.4	56	54		28.7	(1)	28.4

(1)
Includes production from the East Texas Assets, as defined below, from July 15, 2008 through December 31, 2008.

(2)
Sold on April 1, 2009.

        In connection with the Wolfberry acquisition, we increased our 2010 capital budget by an additional $30 million to the range of $250 million to $290 million. Our major focus will continue to be on crude assets and 65% of our capital will be allocated to oil projects, including the diatomite and

Ethel D developments, initiation of the steam flood on McKittrick 21Z and additional drilling in Brundage Canyon.

California

        S. Midway.    We own and operate properties in the South Midway Sunset Field. Production from our properties in the South Midway Sunset Field relies on thermal enhanced oil recovery ("EOR") methods, primarily cyclic steaming to place steam effectively into the remaining oil column. This is our most mature thermally enhanced asset with production from our Ethel D properties having commenced 100 years ago. We have planned a five-year, 150-well drilling program at Ethel D to develop the significant undeveloped reserves we believe are remaining on this asset. In 2008, we added 20 horizontal wells below existing horizontal wells at the South Midway Sunset Field, and we further developed Ethel D by drilling 32 producers and initiating a pilot steam flood. In 2009 we drilled 18 horizontal wells and 18 vertical producers at the South Midway Sunset Field. These wells have been placed deeper and closer to the oil-water contact. All of these wells are currently on production and are performing in line with expectations. We are also accelerating plans to expand our continuous steam support for these horizontal wells by drilling six steam injectors. At Ethel D we have been encouraged by the performance of our steam flood pilots and expanded the flood in the fourth quarter of 2009.

        In early 2003, we acquired the Poso Creek properties in the San Joaquin Valley and have proceeded with a successful thermal EOR redevelopment. Average production from these properties increased from 1,950 BOE/D in 2007 to 3,100 BOE/D in 2008. In 2009, we expanded the steam flood by drilling eight new injectors. To provide steam to these wells we also installed a fifth steam generator.

        N. Midway.    In late 2006, we began the full-scale development of our N. Midway diatomite oil asset. In 2008, total proved reserves and production from the N. Midway diatomite asset were 30.6 MBOE and 0.7 MBOE, respectively, representing an increase from 2007 of 162% in proved reserves and 86% in production. We expect significant proved reserve additions from this asset. In 2008, capital was focused on drilling approximately 85 diatomite wells, completing major infrastructure upgrades that will support future development, increasing steam injection and further refining our thermal recovery techniques. During 2009 we drilled 51 diatomite wells and installed additional steam generation and water treating facilities. Production in the third quarter of 2009 was 3,119 BOE/D and is expected to average 3,000 BOE/D for 2009. During the fourth quarter of 2009 we initiated a four pattern steam flood pilot on our recently acquired McKittrick property.

East Texas

        On July 15, 2008, we acquired (the "East Texas Acquisition") certain interests in natural gas producing properties in the East Texas Cotton Valley on 4,500 net acres in Limestone and Harrison Counties in East Texas (the "East Texas Assets") for approximately $668 million in cash. The East Texas Assets established a core area in a large natural gas basin with a substantial inventory of repeatable drilling and recompletion projects from relatively low risk, multiple stacked reservoirs. In Limestone County, we are targeting seven productive sands including the Cotton Valley and Bossier sands at depths between 8,000 and 13,000 feet. In Harrison County, we are targeting five productive sands in the Haynesville shale with average depths between 6,500 and 13,000 feet. Production from our East Texas Assets averaged 23 MMcf/D in the third quarter of 2009. We currently operate a one rig program, and we began drilling our first horizontal Haynesville well in Harrison County in the fourth quarter of 2009. During 2009 we drilled 11 wells in East Texas. During 2010, we plan to run a one rig program to horizontally drill in the Haynesville shale in Harrison County.

Rockies

        Uinta.    In 2003, we established our initial acreage position in the Uinta basin, targeting the Green River formation that produces both light oil and natural gas. We acquired the Brundage Canyon leasehold in Duchesne County, northeastern Utah, which consists of working interests in approximately 55,000 undeveloped gross acres which include federal, tribal and private leases. In 2004, we acquired working interests in approximately 163,000 gross acres in the Lake Canyon project, which is located immediately west of our Brundage Canyon producing properties. Total production in Uinta averaged 6,142 BOE/D in 2008 compared to 5,743 BOE/D in 2007. Average daily production in Uinta during the three months ended September 30, 2009 was approximately 4,900 BOE/D. In 2008, we drilled 51 gross (50 net) wells, which included 47 wells at Brundage Canyon, including eight Ashley Forest wells, and four Green River wells at Lake Canyon. In 2009 capital was primarily directed at facility upgrades, pursuing the remaining three Lake Canyon completions and the completion of the Ashley Forest Environmental Impact Study. Implementation of a waterflood pilot in Brundage Canyon continues and we had initial start up in the beginning of the fourth quarter of 2009. While the Ashley Forest Development EIS continues to progress and approval is now expected in 2010, we obtained a category exemption for 25 wells in the Ashley Forest. In 2010, we plan to run a one to two rig program in the Uinta basin that is focused on developing areas of higher oil potential.

        Piceance.    We have two properties in the Piceance basin in Colorado targeting the Williams Fork section of the Mesaverde formation. We have a 62.5% working interest in 6,300 gross acres on our Garden Gulch property and a net operating working interest of 95% in 4,300 gross acres and a 5% non-operating working interest on 6,300 gross acres on our North Parachute Ranch property. We believe we have accumulated a sizable resource base with over 900 drilling locations which will allow us to add significant proved reserves over the next several years. Total production in Piceance averaged 20.8 MMcf/D in 2008 in comparison to 10.2 MMcf/D in 2007, and averaged 17 MMcf/D during the three months ended September 30, 2009. We operated a four rig drilling program for most of 2008 and drilled 54 gross (27 net) wells at Garden Gulch and 18 gross (17 net) wells at North Parachute. Significant progress was made during 2008 in reducing the days required to drill wells. By the end of 2008, the number of drilling days averaged 10 days on Garden Gulch and 11 days in North Parachute, a 40% reduction in drilling times compared to early 2008. During 2009, we began a 20 well completion program testing new completion designs and have seen encouraging results in line with our expectations. We plan to run a one rig program for 2010.

Competitive Strengths

        Balanced High Quality Asset Portfolio.    Since 2002, we have grown our asset base and diversified our California heavy oil assets through acquisitions in the Rocky Mountain and East Texas regions that have significant growth potential. Our diverse asset base provides us with the flexibility to reallocate capital among our assets depending on fluctuations in oil and natural gas prices as well as area economics.

        Long Lived Proved Reserves with Stable Production Characteristics.    Our properties generally have long reserve lives and reasonably stable and predictable well production characteristics with a ratio of proved reserves to production (based on the year ended December 31, 2008) of approximately 21 years.

        Low-Risk Multi-Year Drilling Inventory in Established Resource Plays.    Most of our drilling locations are located in proven resource plays that possess low geologic risk leading to predictable drilling results. Our California assets have an average depth of less than 1,500 feet and are located in areas where we are an established producer. Our East Texas Assets provide us with the opportunity for repeated development of multiple stacked reservoirs in the Travis Peak, Cotton Valley and Bossier sands and in the Haynesville shale. Our historical drilling success rate for the three years ended December 31, 2009 averaged 99%.

        Operational Control and Financial Flexibility.    We have operating control of over 95% of our assets. We generally prefer to retain operating control over our properties, allowing us to more effectively control operating costs, timing of development activities and technological enhancements, marketing of production, and allocation of our capital budget. In addition, the timing of most of our capital expenditures is discretionary, which allows us a significant degree of flexibility to adjust the size of our capital budget. We finance our drilling budget through our internally generated operating cash flows.

        Experienced Management and Operational Teams.    Our core team of technical staff and operating managers have broad industry experience, including experience in heavy oil thermal recovery operations and tight gas sands development and completion. We continue to utilize technologies and steam practices that we believe will allow us to improve the ultimate recoveries of crude oil on our mature California properties.

Corporate Strategy

        Our objective is to increase the value of our business through consistent growth in our production and reserves, both through the drill-bit and acquisitions. We strive to operate our properties in an efficient manner to maximize the cash flow and earnings of our assets. The strategies to accomplish these goals include:

        Maximize Production from our Base Oil Assets.    We are focused on the timely and prudent development of our large oil resource base through developmental and step-out drilling, down-spacing, well completions, remedial work and by application of EOR methods and optimization technologies, as applicable. At our mature South Midway Sunset Field, we continue to add horizontal wells and additional steam flooding capacity to maintain and increase production levels at those assets. In addition, since we acquired our Poso Creek assets in 2003, we have successfully completed thermal EOR redevelopment to increase production from under 50 BOE/D at acquisition to 3,100 BOE/D in 2008.

        Grow Oil Production from our Inventory of Organic Development Projects.    We have a proven track record of developing reserves through enhanced recovery projects, as well as entering into new hydrocarbon basins. We believe we also have large undeveloped crude oil resources in place at North and South Midway and at McKittrick 21Z. For example, in the diatomite, we expect production to average 3,000 BOE/D in 2009, exit 2010 at 5,000 BOE/D and to continue to grow significantly over the next several years. We continue to focus on low-risk development of our existing assets rather than exploration.

        Increase Natural Gas Production that will Meet the Growing Demand for Steam Generation.    Our assets in East Texas, Piceance and Uinta basins produce natural gas that offsets our consumption of natural gas utilized to generate steam used in our enhanced oil recovery activities. We intend to continue to increase production from these assets as we focus on additional enhanced oil development projects that we expect will require increasing quantities of natural gas for steam generation.

        Invest our Capital in a Disciplined Manner and Maintain a Strong Financial Position.    We focus on utilizing our available capital on projects where we are likely to have success in increasing production and/or reserves at attractive returns. We believe that maintaining a strong financial position will allow us to capitalize on investment opportunities in all commodity cycles. Our capital programs are generally developed to be fully funded through internally generated cash flows, but we also may obtain alternative sources of capital investment to develop our assets through partnerships, joint ventures or other investment opportunities with third parties. We hedge a significant portion of our production and utilize long-term sales contracts whenever possible to maintain a strong financial position and provide the cash flow necessary for the development of our assets. We have hedged approximately 75% and 40% of our anticipated crude oil production for 2010 and 2011, respectively.

        Acquire Additional Resources with an Emphasis on Crude Oil.    We have been successful in expanding operations through targeted acquisitions in our core areas of expertise. This strategy allows us to leverage our operating and technical expertise and build on established core operations. Our acquisitions of Poso Creek in 2003 and McKittrick 21Z in 2009 built on our extensive California experience, while our pending Wolfberry Acquisition will provide us with the opportunity to begin operations in a large, scalable oil resource in West Texas and to geographically diversify our oil reserves. We will continue to review asset acquisitions that meet our economic criteria with a primary focus on large repeatable development potential in these regions. We will also continue to evaluate natural gas properties, primarily in our core areas of operation, which can be developed at reasonable costs.

Executive Offices and Website

        We were incorporated in Delaware in 1985. Our corporate headquarters and principal executive offices are located at 1999 Broadway, Suite 3700, Denver, Colorado 80202, and our telephone number is (303) 999-4400. We maintain a web site at http://www.bry.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus and in the documents incorporated by reference when making a decision as to whether to invest in our Class A Common Stock.

The Offering

        The following summary contains basic information about this offering and our Class A Common Stock and is not intended to be complete. For a more complete understanding of the terms and provisions of our Class A Common Stock, please refer to the section of the accompanying base prospectus entitled "Description of Common Stock."

Issuer	Berry Petroleum Company
Common Stock Offered	8,000,000 shares of Class A Common Stock
Underwriters' Option to Purchase Additional Shares	We have granted the underwriters a 30-day option to purchase up to an additional 1,200,000 shares of Class A Common Stock.
Stock Outstanding after this Offering(1)

50,952,499 shares of Class A Common Stock (as of January 6, 2010), or 52,152,499 shares if the underwriters exercise in full their option to purchase an additional 1,200,000 shares of Class A Common Stock. 1,797,784 shares of Class B Stock.(2)

Use of Proceeds

We intend to use approximately $126 million of the net proceeds from this offering to fund the Wolfberry Acquisition and to use the remainder for general corporate purposes. Pending the application of the proceeds for such purposes, we will reduce outstanding borrowings under our senior secured revolving credit facility. See "Use of Proceeds."

NYSE Symbol	BRY
Risk Factors

An investment in our Class A Common Stock involves risks and uncertainties. See "Risk Factors" and other information included or incorporated by reference in this prospectus supplement and the accompanying base prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our Class A Common Stock.

(1)
Share amounts exclude 3,445,176 shares issuable pursuant to awards outstanding under our benefit and equity plans as of September 30, 2009.

(2)
Shares of Class B Stock are each entitled to 95% of one vote. Each share of Class B Stock is entitled to a $0.50 per share preference in the event of liquidation or dissolution. Further, each share of Class B Stock is convertible into one share of Class A Common Stock at the option of the holder. All shares of common stock have equal rights to participate in dividends. See "Description of Common Stock" beginning on page 8 of the accompanying base prospectus.

Conflicts of Interest

        In the ordinary course of their business, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates for which they received or will receive customary fees and expenses. In particular, affiliates of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Wells Fargo Securities, LLC, Citigroup Global Markets Inc., BMO Capital Markets Corp. and Calyon Securities (USA) Inc. are lenders under our senior secured revolving credit facility and will be partially repaid with a portion of the net proceeds of this offering. Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, is the administrative agent, lead arranger, swing line lender and a joint book runner under our senior secured revolving credit facility. Amounts repaid under our senior secured revolving credit facility may be reborrowed by us. Because 5% or more of the proceeds of this offering, not including underwriting compensation, may be used to repay loans under our senior secured revolving credit facility, this offering is being conducted in compliance with NASD Rule 2720, as administered by the Financial Industry Regulatory Authority ("FINRA"). Pursuant to Rule 2720, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the offering is of equity securities that have a bona fide public market.

Summary Historical and Pro Forma Financial Data

        The following table shows our summary historical financial data as of and for the periods indicated and summary pro forma financial data for the year ended December 31, 2008. Our summary historical financial data for the fiscal years ended December 31, 2006, 2007 and 2008 and balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements included in our Current Report on Form 8-K filed with the SEC on August 11, 2009. Our summary historical financial data as of and for the nine months ended September 30, 2008 and 2009 are derived from our unaudited financial statements and, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information. Certain historical amounts have been reclassified to conform to the current presentation. On May 17, 2006, a two-for-one stock split was approved. All per share amounts have been adjusted for the split.

        The summary pro forma financial data set forth below is derived from our unaudited pro forma financial statements included in our Current Report on Form 8-K filed with the SEC on May 15, 2009. The summary pro forma financial data combines the East Texas Assets, which we acquired on July 15, 2008, and our historical statements of operations, and gives effect to the East Texas Acquisition, including the payment of expenses related to the East Texas Acquisition.

        You should read the summary historical and pro forma financial data below in conjunction with our historical and pro forma financial statements and the accompanying notes, all of which are incorporated by reference into this prospectus. You should also read the sections entitled "Risk Factors" included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 and our Current Report on Form 8-K filed with the SEC on August 11, 2009.

	Historical					Pro Forma
	Year Ended December 31,			Nine Months Ended September 30,		Year Ended December 31,
($ in thousands, except ratios and earnings per share)	2006	2007	2008	2008	2009	2008
Statement of operations data:
Revenues:
Sales of oil and natural gas	$396,497	$433,208	$649,248	$514,578	$374,117	$695,779
Sales of electricity	52,932	55,619	63,525	51,223	26,032	63,525
Gas marketing	—	—	35,750	28,046	17,646	35,750
Gain (loss) on ineffective commodity derivatives	—	—	—	(27)	6,565	—
Gain (loss) on sales of assets	103	54,173	(1,297)	510	828	(1,297)
Interest and other income, net	1,462	4,414	3,504	2,509	1,375	3,504

Total revenues	$450,994	$547,414	$750,730	$596,839	$426,563	$797,261
Expenses:
Operating costs—oil and natural gas production	$111,490	$130,940	$188,758	$144,158	$111,317	$189,872
Operating costs—electricity generation	48,281	45,980	54,891	45,620	22,071	54,891
Production taxes	12,169	14,651	26,876	20,663	14,411	30,599
Depreciation, depletion and amortization—oil and natural gas production	61,419	82,861	125,595	87,462	104,271	135,046
Depreciation, depletion and amortization—electricity generation	3,343	3,568	2,812	1,991	2,938	2,812
Natural gas marketing	—	—	32,072	26,087	16,149	32,072
General and administrative expenses	36,474	39,663	54,279	36,312	37,143	56,955
Commodity derivatives	(736)	(13)	213	—	—	213
Loss on extinguishment of debt	—	—	—	—	10,823	—
Dry hole, abandonment, impairment and exploration	9,754	8,351	10,543	7,396	209	10,543
Bad debt expense	—	—	38,665	—	—	38,665

Total expenses	$282,194	$326,001	$534,704	$369,689	$319,332	$551,668

Income from continuing operations before interest and income taxes	$168,800	$221,413	$216,026	$227,150	$107,231	$245,593
Interest expense	8,894	15,069	23,942	14,910	35,201	48,397

Income from continuing operations before provision for income taxes	$159,906	$206,344	$192,084	$212,240	$72,030	$197,196
Provision for income taxes	62,049	79,060	70,308	79,377	24,681	71,279

Income from continuing operations	97,857	127,284	121,776	132,863	47,349	125,917

Income (loss) from discontinued operations, net of taxes	10,086	2,644	11,753	12,657	(6,323)

Net income	$107,943	$129,928	$133,529	$145,520	$41,026

Basic net income from continuing operations per share	$2.21	$2.85	$2.70	$2.95	$1.04	$2.79
Basic net income (loss) from discontinued operations per share	$0.23	$0.06	$0.26	$0.28	$(0.14)
Basic net income per share	$2.44	$2.91	$2.96	$3.23	$0.90
Diluted net income from continuing operations per share	$2.18	$2.81	$2.66	$2.90	$1.03	$2.75
Diluted net income (loss) from discontinued operations per share	$0.22	$0.06	$0.26	$0.28	$(0.14)
Diluted net income per share	$2.40	$$2.87	$2.92	$3.18	$0.89
Cash dividends declared per common share	$0.30	$0.30	$0.30	$0.225	$0.225	$0.30

	Historical
	Year Ended December 31,			Nine Months Ended September 30,
($ in thousands, except ratios and earnings per share)	2006	2007	2008	2008	2009
Balance sheet data (as of period end):
Cash and cash equivalents	$416	$316	$240	$59	$975
Working capital	(116,594)	(110,350)	(71,545)	(147,478)	(39,640)
Oil and natural gas properties, buildings and equipment, net	1,080,631	1,275,091	2,254,425	2,196,322	2,096,897
Total assets	1,198,997	1,452,106	2,542,383	2,420,071	2,240,545
Bank debt	206,000	259,300	957,100	928,600	377,500
10 1/4% senior notes	—	—	—	—	435,925
8 1/4% subordinated notes	200,000	200,000	200,000	200,000	200,000
Shareholders' equity	427,700	459,974	827,544	596,904	735,161
Cash flows data:
Net cash flow provided by (used in):
Operating activities	$258,475	$238,879	$409,569	$331,248	$148,379
Investing activities	(548,783)	(287,213)	(1,086,76)	(986,865)	12,111
Financing activities	288,734	48,234	677,124	655,360	(159,755)
Other financial data:
EBITDAX(1)	$243,316	$316,193	$354,976	$323,999	$214,649
Exploration and development of oil and natural gas properties	265,110	281,702	392,769	302,266	93,592
Property acquisitions	$257,840	$56,247	$667,996	$667,030	$11,904

(1)
Before income (loss) from discontinued operations. See "—Non-GAAP Financial Measures—EBITDAX."

Non-GAAP Financial Measures

EBITDAX

        We define EBITDAX as net income before interest expense, provision for income taxes and depreciation, depletion, amortization, dry hole, abandonment, impairment and exploration expense (from both continuing and discontinued operations) and income or loss from discontinued operations. EBITDAX is a financial measure commonly used in the oil and gas industry, but is not defined under accounting principles generally accepted in the United States of America ("GAAP"). EBITDAX should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company's profitability or liquidity. Because EBITDAX excludes some, but not all, items that affect net income, this measure may vary among companies. The EBITDAX data presented below may not be comparable to a similarly titled measure of other companies. Our management believes that EBITDAX is a useful comparative measure of operating performance. For example, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits, with the result that their effective tax rates and tax expense can vary considerably. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation or depletion (straight-line, accelerated, units of production) method, which can result in considerable variability in depletion, depreciation and amortization expense between companies. Thus, for comparison purposes, management believes that EBITDAX can be useful as an objective and comparable measure of operating profitability and the contribution of operations to liquidity because it excludes these elements.

        The following table provides a reconciliation of net income to EBITDAX:

	Historical
	Year Ended December 31,			Nine Months Ended September 30,
($ in thousands)	2006	2007	2008	2008	2009
Net income	$107,943	$129,928	$133,529	$145,520	$41,026
Provision for income taxes	62,049	79,060	70,308	79,377	24,681
Interest expense	8,894	15,069	23,942	14,910	35,201
Depreciation, depletion and amortization	64,762	86,429	128,407	89,453	107,209
Dry hole, abandonment, impairment and exploration expense	9,754	8,351	10,543	7,396	209

Less:
Income (loss) from discontinued operations	10,086	2,644	11,753	12,657	(6,323)

EBITDAX	$243,316	$316,193	$354,976	$323,999	$214,649

F&D Costs

        The following table reflects a reconciliation of our F&D costs for the years ended December 31, 2006, 2007 and 2008 to the information required by paragraphs 11 and 21 of Statement of Financial Accounting Standard No. 69. F&D costs are computed by dividing the sum of property acquisition costs, development and exploration costs for the year, by total reserve additions, excluding production, for the year. Amounts have not been adjusted to give effect to the sale of our DJ Basin assets in April 2009.

(in thousands except per barrel amounts)	2006	2007	2008
Property acquisition costs	$257,840	$56,247	$667,996
Development	277,613	278,398	385,599
Exploration	22,435	23,325	32,909

Costs incurred in oil and natural gas producing activities	$557,888	$357,970	$1,086,504
Total reserves added, excluding production (MMBOE)	33.2	28.7	88.5

Estimated F&D cost per BOE	$16.80	$12.47	$12.28

        Our management believes that providing a measure of F&D costs is useful to assist in an evaluation of how much it costs us, on a per BOE basis, to add proved reserves. However, these measures are provided in addition to, and not as an alternative for, and should be read in conjunction with, the information contained in our financial statements prepared in accordance with GAAP (including the notes thereto) included in our Current Report on Form 8-K filed with the SEC on August 11, 2009. Due to various factors, including timing differences, F&D costs do not necessarily reflect precisely the costs associated with particular reserves. For example, development costs may be recorded in periods subsequent to the periods in which related increases in reserves are recorded. In addition, changes in commodity prices can affect the magnitude of recorded increases in reserves independent of the related costs of such increases.

        As a result of the foregoing factors and various factors that could materially affect the timing and amounts of future increases in reserves and the timing and amounts of future costs, including factors disclosed in our filings with the SEC, we cannot assure you that our future F&D costs will not differ materially from those set forth above.

        The methods we use to calculate our F&D costs may differ significantly from methods used by other companies to compute similar measures. As a result, our F&D costs may not be comparable to similar measures provided by other companies.

Summary Historical Reserve, Production and Operating Data

        Historical estimates of our oil and natural gas reserves and present values as of and for our fiscal years ended December 31, 2006, 2007 and 2008 are derived from reserve reports prepared by D&M. Estimates of reserves and their value are inherently imprecise and are subject to constant revision and change, and they should not be construed as representing the actual quantities of future production or cash flows to be realized from oil and natural gas properties or the fair market value of such properties.

        The following table sets forth summary data with respect to estimated proved reserves on a historical basis and on a pro forma basis for the sale of our DJ Basin assets as of and for the periods presented:

	Historical			Pro Forma for DJ Basin Asset Sale(1)
	As of December 31,			As of December 31,
($ in thousands)	2006	2007	2008	2008
Proved reserves:
Crude oil (MBbl)	112,538	116,602	125,251	125,251
Natural gas (MMcf)	226,363	315,464	724,135	595,281
Total (MBOE)	150,262	167,179	245,940	224,464
% oil	75%	70%	51%	56%
% proved developed	68%	61%	55%	54%
Reserve life (years)(2)	16.2	17.2	21.0	21.4
Undiscounted future net cash flows	$2,293,207	$4,837,388	$2,756,343	N/A
Standardized measure of discounted future net cash flows(3)	$1,182,268	$2,419,506	$1,135,581	N/A

(1)
Gives effect to the DJ Basin asset sale only. Information related to the East Texas Assets is included in the historical information as of December 31, 2008.

(2)
Reserve life is a measure of the productive life of oil and natural gas properties, expressed in years. Reserve life is calculated by dividing proved reserve volumes at year end by production for the year shown.

(3)
Standardized measure is the present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Standardized measure does not give effect to derivative transactions. For a description of our derivative transactions, please read "Quantitative and Qualitative Disclosures about Market Risk" in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

End of Period Prices

        In accordance with SEC requirements, our estimated net proved reserves and standardized measure were determined using end of the period prices for oil and natural gas that were realized at the date set forth below. The reserve estimates utilized the following realized wellhead prices for the dates presented:

	As of December 31,
	2006	2007	2008
Oil ($/Bbl)	$46.15	$79.19	$30.92
Natural gas ($/Mcf)	4.45	6.27	4.85
BOE Price	41.23	66.27	30.03

Historical Production and Operating Data

        The following table sets forth summary data with respect to production data and effective unit prices on a historical basis for the periods presented and gives effect to the sale of our DJ Basin assets:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
Production data:
Crude oil (Bbl/D)	19,679	19,753	20,330	20,555	19,583
Natural gas (Mcf/D)	34,317	42,895	69,834	61,201	64,493
Total production (BOE/D)	25,398	26,902	31,968	30,755	30,332
DJ Basin Production (BOE/D)	2,679	3,123	3,295	3,255	1,020
Production—Continuing operations (BOE/D)	22,719	23,779	28,673	27,500	29,312
Effective unit prices—before the impact of hedges:
Crude oil (Bbl)	$52.92	$57.85	$86.90	$99.14	$46.74
Natural gas (Mcf)	5.21	4.17	6.91	8.30	3.40
Average sales price before hedging (BOE)	$50.01	$52.30	$73.64	$86.63	$37.99
Effective unit prices—including impact of hedges:
Crude oil (Bbl)	$50.55	$53.24	$70.01	$75.31	$57.74
Natural gas (Mcf)	5.38	5.48	7.11	8.08	3.94
Average sales price after hedging (BOE)	$48.09	$49.80	$62.03	$68.50	$46.43
Operating expenses per BOE:
Operating costs—oil and natural gas production	$13.45	$15.09	$17.99	$19.13	$13.91
Production taxes	1.47	1.69	2.56	2.74	1.80
DD&A—oil and natural gas production	7.41	9.55	11.97	11.61	13.03
G&A	4.40	4.57	5.17	4.82	4.64
Interest expense	1.07	1.74	2.28	1.98	4.40

Total	$27.80	$32.64	$39.97	$40.28	$37.78

Risk Factors

        You should carefully consider the risks described below, as well as other information included or incorporated by reference in this prospectus supplement, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually were to occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, our ability to pay dividends on our Class A Common Stock could be materially adversely affected, and the trading price of our Class A Common Stock could decline and you could lose all or part of your investment.

Risks Related to our Business

  Oil and natural gas prices fluctuate widely, and low prices for an extended period of time are likely to have a material adverse impact on our business, results of operations and financial condition.

        Our revenues, profitability and future growth and reserve calculations depend substantially on the price received for our oil and natural gas production. These prices also affect the amount of our cash flow available for capital expenditures, working capital, payments on our debt and dividends paid on our Class A Common Stock and our ability to borrow and raise additional capital. Lower prices may also reduce the amount of oil and natural gas that we can produce economically. The oil and natural gas markets fluctuate widely, and we cannot predict future oil and natural gas prices. For example, commodity prices were extremely volatile in 2008, with WTI crude ranging from a high of $145.29 per barrel to a low of $33.87 per barrel, while Henry Hub natural gas ranged from a high of $13.58 per Mcfe to a low of $5.29 per Mcfe. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

  •
  regional, domestic and foreign supply and perceptions of supply of and demand for oil and natural gas;

  •
  level of consumer demand;

  •
  weather conditions;

  •
  overall domestic and global political and economic conditions;

  •
  technological advances affecting energy consumption and supply;

  •
  domestic and foreign governmental regulations and taxation;

  •
  the impact of energy conservation efforts;

  •
  the capacity, cost and availability of oil and natural gas pipelines and other transportation facilities; and

  •
  the price and availability of alternative fuels.

        Our revenue, profitability and cash flow depend upon the prices and demand for oil and natural gas, and a drop in prices can significantly affect our financial results and impede our growth. In particular, declines in commodity prices:

  •
  reduce the amount of cash flow available to make capital expenditures or make acquisitions;

  •
  reduce the number of our drilling locations;

  •
  increase the likelihood of refinery default;

  •
  negatively impact the value of our reserves, because declines in oil and natural gas prices would reduce the amount of oil and natural gas that we can produce economically; and

  •
  limit our ability to borrow money or raise additional capital.

  We have a substantial amount of debt and the cost of servicing that debt could limit our financial flexibility and adversely affect our business.

        We have a substantial amount of indebtedness. At December 31, 2009, we had total long-term outstanding debt of approximately $1.02 billion and no short-term debt. Our borrowing base under our senior secured revolving credit facility is currently approximately $938 million and, as of December 31, 2009, we had approximately $372 million (excluding $4 million of outstanding letters of credit) outstanding under our senior secured revolving credit facility, with additional borrowing availability of approximately $562 million under that facility.

        We have demands on our cash resources, including, among others, operating expenses and interest and principal payments under our senior secured revolving credit facility, our senior secured money market line of credit, our 10 1/4% senior notes and our 8 1/4% senior subordinated notes. Our level of indebtedness relative to our proved reserves and these significant demands on our cash resources could have important effects on our business. For example, they could:

  •
  make it more difficult for us to satisfy our obligations with respect to our debt;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the amount of our cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  require us to make principal payments under our senior secured revolving credit facility if the quantities of proved reserves attributable to our natural gas and crude oil properties are insufficient to support our level of borrowings under that credit facility;

  •
  limit our flexibility in planning for, or reacting to, changes in the oil and gas industry;

  •
  place us at a competitive disadvantage compared to our competitors that have lower debt service obligations and significantly greater operating and financing flexibility than we do;

  •
  limit our financial flexibility, including our ability to borrow additional funds, pay dividends, make certain investments and issue equity on favorable terms or at all;

  •
  increase our interest expense if interest rates increase, because borrowings under our senior secured revolving credit facility are at a variable rate of interest, and borrowings under our senior secured money market line of credit are generally at a variable rate of interest;

  •
  increase our vulnerability to general adverse economic and industry conditions; and

  •
  result in an event of default upon a failure to comply with financial covenants contained in our senior secured revolving credit facility or senior secured money market line of credit which, if not cured or waived, could have a material adverse effect on our business, financial condition or results of operations.

        A higher level of indebtedness increases the risk that we may default on our obligations. Our ability to pay the principal and interest on our long-term debt and to satisfy our other liabilities will depend upon our future performance and our ability to refinance our debt as it becomes due. Our future operating performance and ability to refinance will be affected by economic and capital markets conditions, oil and natural gas prices, our financial condition, results of operations and prospects and other factors, many of which are beyond our control.

  The borrowing base under our credit facility may be reduced below the amount of our outstanding borrowings under that facility.

        The amount we are able to borrow under our senior secured revolving credit facility is determined based on the value of our proved oil and natural gas reserves and is based on oil and natural gas price assumptions which vary by individual lender. Our borrowing base is subject to redetermination twice each year in April and October with the option for one additional redetermination each year and additional redeterminations contemporaneously with any issuance of permitted second lien debt and after any issuance of permitted unsecured debt. Each dollar of permitted senior unsecured debt automatically reduces the borrowing base under our senior secured revolving credit facility by 25 cents. Should there be a deficiency in the amount of our borrowing base in comparison to our outstanding debt under the senior secured revolving credit facility, we would be required to repay any such deficiency in two equal installments, 90 and 180 days after the redetermination. If we were unable to make those repayments, we would be in default under our senior secured revolving credit facility, which could have a material adverse effect on our business and financial condition.

  Our heavy crude oil in California may be less economic than lighter crude oil and natural gas.

        As of December 31, 2008, approximately 45% of our proved reserves, or 109 million barrels, consisted of heavy oil. Light crude oil represented 6% and natural gas represented 49% of our oil and natural gas reserves. Heavy crude oil sells for a discount to light crude oil, as more complex refining equipment is required to convert heavy oil into high value products. Additionally, most of our crude oil in California is produced using the enhanced oil recovery process of steam injection. This process is generally more costly than primary and secondary recovery methods.

  Purchasers of our crude oil and natural gas may become insolvent.

        We have significant concentrations of credit risk with the purchasers of our crude oil and natural gas. We had a long-term contract to sell all of our heavy crude oil in California for approximately $8.10 below WTI with Big West of California ("BWOC"). On December 22, 2008, Flying J, Inc. and its wholly owned subsidiary Big West Oil and its wholly owned subsidiary BWOC each filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Also in December 2008, BWOC informed us that it was unable to receive our production. On March 17, 2009, we entered into a stipulation with BWOC, terminating the contract effective as of March 16, 2009. We recorded $38.5 million of bad debt expense in 2008 for the bankruptcy of BWOC. Of the $38.5 million due from BWOC, $11.8 million represents 20 days of our December crude oil sales and an administrative claim under the bankruptcy proceedings and $26.7 million represents November and the balance of December crude oil sales which would have the same priority as other general unsecured claims. BWOC will also be liable to us for damages under this contract. While we also have guarantees from Big West Oil and from Flying J, Inc. in the amount of $75 million each, the information received from the bankruptcy proceedings to date has not provided us with adequate data from which to make a conclusion that any amounts will be collected. We have entered into various agreements with other companies to sell our California oil production.

        Additionally, all of our crude oil in Utah is sold under a long-term contract to a single refiner. Under the standard credit terms with our refiners, we may not know that a refiner will be unable to make payment to us until 50 days of our production has been delivered to them. If our purchasers become insolvent, we may not be able to collect any of the amounts owed to us.

  We may be unable to meet our drilling obligations.

        We have drilling obligations on our Piceance assets in Colorado. We must drill 91 additional wells by February 2011 to avoid penalties of $0.2 million per well. During 2009, we did not drill any wells on our Piceance assets, and in 2010 we plan to run a one rig program. Our ability to meet this commitment depends on the capital resources available to us to fund our drilling activities and the commodity price environment which affects the economics of these projects. There is no assurance that our operating cash flow or alternative sources of capital investment from partnerships, joint ventures or other investment opportunities with third parties will be available to us in sufficient amounts to develop these assets on the schedule required to avoid penalties or loss of related leases.

  Our financial counterparties may be unable to satisfy their obligations.

        We rely on financial institutions to fund their obligations under our senior secured revolving credit facility and make payments to us under our hedging agreements. If one or more of our financial counterparties becomes insolvent, they may not be able to meet their commitment to fund future borrowings under our credit facility which would reduce our liquidity. Additionally, at current commodity prices, a significant portion of our cash flow over the next two years would come from payments from our counterparties on our commodity hedging contracts. If our counterparties are not able to make these payments, our cash flow will be reduced.

  A widening of commodity differentials may adversely impact our revenues and our economics.

        Our crude oil and natural gas are priced in the local markets where the production occurs based on local or regional supply and demand factors. The prices that we receive for our crude oil and natural gas production are generally lower than the relevant benchmark prices, such as NYMEX, that are used for calculating commodity derivative positions. The difference between the benchmark price and the price we receive is called a differential. We may not be able to accurately predict natural gas and crude oil differentials.

        Price differentials may widen in the future. Numerous factors may influence local pricing, such as refinery capacity, pipeline capacity and specifications, upsets in the mid-stream or downstream sectors of the industry, trade restrictions and governmental regulations. We may be adversely impacted by a widening differential on the products we sell. Our oil and natural gas hedges are based on WTI or natural gas index prices, so we may be subject to basis risk if the differential on the products we sell widens from those benchmarks and we do not have a contract tied to those benchmarks. Additionally, insufficient pipeline capacity or trucking capability and the lack of demand in any given operating area may cause the differential to widen in that area compared to other oil and natural gas producing areas. Increases in the differential between the benchmark price for oil and natural gas and the wellhead price we receive could adversely affect our financial condition.

  Market conditions or operational impediments may hinder our access to crude oil and natural gas markets or delay our production.

        Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines, processing facilities, trucking capability and refineries owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipelines, gathering system capacity, processing facilities or refineries. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver the production to market.

  We may not be able to deliver minimum crude oil volumes required by certain sales contracts.

        Production volumes from our Uinta properties over the next five years are uncertain and there is no assurance that we will be able to consistently meet the minimum required volume under our refining contract relating to our production from these properties. During the term of the contract, the minimum number of delivered barrels is 5,000 BOE/D. In the event that we cannot produce the necessary volume, we may need to purchase crude oil to meet our contract requirements. Gross oil production from our Uinta properties averaged approximately 3,100 BOE/D for the three months ended September 30, 2009.

  We may be subject to the risk of adding additional steam generation equipment if the electrical market deteriorates significantly.

        We are dependent on several cogeneration facilities that, combined, provide approximately 32% of our steam capacity as of December 31, 2008. These facilities are dependent on reasonable contracts for the sale of electricity. If, for any reason, including if utilities that purchase electricity from us are no longer required by regulation to enter into electricity sales contracts with us, we were unable to enter into new or replacement contracts or were to lose any existing contract, we would lose revenue from such contracts and may not be able to supply 100% of the steam requirements necessary to maximize production from our heavy oil assets. An additional investment in various steam sources may be necessary to replace such steam, and there may be risks and delays in being able to install conventional steam equipment due to permitting requirements and availability of equipment. The financial cost and timing of such new investment may adversely affect our production, capital outlays and cash provided by operating activities. Our electricity sales contracts have been extended until December 31, 2010, but are subject to earlier termination by the utility counterparty in certain circumstances.

  The future of the electricity market in California is uncertain.

        We utilize cogeneration plants in California to generate lower cost steam compared to conventional steam generation methods. Electricity produced by our cogeneration plants is sold to utilities and the steam costs are allocated to our oil and natural gas operations. All of our electricity sales contracts in place with the utilities are currently scheduled to terminate in 2010, and while we intend to enter into future contracts with the utilities, all of the terms of such contracts are currently the subject of contested proceedings before the California Public Utilities Commission ("CPUC"). Additionally, legal and regulatory decisions (especially related to the pricing of electricity under the contracts such as the SRAC Decision (as defined in our Annual Report on Form 10-K for the year ended December 31, 2008) and the pending issues as to effective dates on retroactivity), can by reducing our electricity revenues adversely affect the economics of our cogeneration facilities and as a result the cost of steam for use in our oil and natural gas operations. In addition, any final determination by the CPUC to apply the new SRAC pricing formula retroactively, if applied so as to require payment on a one-time basis, could have a material adverse effect on our financial condition and results of operations.

  A shortage of natural gas in California could adversely affect our business.

        We may be subject to the risks associated with a shortage of natural gas and/or the transportation of natural gas into and within California. We are highly dependent on sufficient volumes of natural gas necessary to use for fuel in generating steam in our heavy oil operations in California. If the required volume of natural gas for use in our operations were to be unavailable or too highly priced to produce heavy oil economically, our production could be adversely impacted. We have firm transportation to move 12,000 MMBtu/D on the Kern River Pipeline from the Rocky Mountains to Kern County, CA, which accounts for approximately one-quarter of our current requirement.

  Our use of oil and natural gas price and interest rate hedging contracts involves credit risk and may limit future revenues from price increases or reduced expenses from lower interest rates, as well as result in significant fluctuations in net income and shareholders' equity.

        We use hedging transactions with respect to a portion of our oil and natural gas production with the objective of achieving a more predictable cash flow and reducing our exposure to a significant decline in the price of crude oil and natural gas. We also utilize interest rate hedges to fix the rate on a portion of our variable rate indebtedness, as only a portion of our total indebtedness has a fixed rate and we are therefore exposed to fluctuations in interest rates. While the use of hedging transactions limits the downside risk of price declines or rising interest rates, as applicable, their use may also limit future revenues from price increases or reduced expenses from lower interest rates, as applicable. Hedging transactions also involve the risk that the counterparty may be unable to satisfy its obligations.

  Our future success depends on our ability to find, develop and acquire oil and natural gas reserves.

        To maintain production levels, we must locate and develop or acquire new oil and natural gas reserves to replace those depleted by production. Without successful exploration, exploitation or acquisition activities, our reserves, production and revenues will decline. We may not be able to find, develop or acquire additional reserves at an acceptable cost. In addition, substantial capital is required to replace and grow reserves. If lower oil and natural gas prices or operating difficulties result in our cash flow from operations being less than expected or limit our ability to borrow under credit arrangements, we may be unable to expend the capital necessary to locate and to develop or acquire new oil and natural gas reserves.

  Actual quantities of recoverable oil and natural gas reserves and future cash flows from those reserves, future production, oil and natural gas prices, revenues, taxes, development expenditures and operating expenses most likely will vary from estimates.

        It is not possible to measure underground accumulations of oil or natural gas in an exact way. Estimating accumulations of oil and natural gas is a complex process that relies on subjective interpretations of available geologic, geophysical, engineering and production data. The extent, quality and reliability of this data can vary. The process also requires certain economic assumptions, such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds, some of which are mandated by the SEC. The accuracy of a reserve estimate is a function of:

  •
  quality and quantity of available data;

  •
  interpretation of that data; and

  •
  accuracy of various mandated economic assumptions.

        Any significant variance could materially affect the quantities and present value of our reserves. For example, our ultimate recovery of oil in place on our California diatomite assets could be significantly less than our current target, and there can be no assurance that our expectations with regard to resource additions from the Piceance basin will prove to be accurate. In addition, we may adjust estimates of proved reserves to reflect production history, results of development and exploration and prevailing oil and natural gas prices.

        In accordance with SEC requirements as of the date of the applicable estimate, we have based the estimated discounted future net cash flows from proved reserves on prices and costs on the date of that estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

  Future commodity price declines and/or increased capital costs may result in a write-down of our asset carrying values which could adversely affect our results of operations and limit our ability to borrow funds.

        Declines in oil and natural gas prices may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs, or if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties for impairments.

        We capitalize costs to acquire, find and develop our oil and natural gas properties under the successful efforts accounting method. If net capitalized costs of our oil and natural gas properties exceed fair value, we must charge the amount of the excess to earnings. We review the carrying value of our properties annually and at any time when events or circumstances indicate a review is necessary, based on estimated prices as of the end of the reporting period. The carrying value of oil and natural gas properties is computed on a field-by-field basis. Once incurred, a writedown of oil and natural gas properties is not reversible at a later date even if oil or natural gas prices increase. While we did not incur any such impairment charges in 2008 or the first nine months of 2009, it is possible that declining commodity prices could prompt an impairment in the future. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period incurred and on our ability to borrow funds under our senior secured revolving credit facility.

  Approximately 45% of our total estimated proved reserves at December 31, 2008 were proved undeveloped reserves.

        Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data included in the reserve engineer reports assumes that substantial capital expenditures are required to develop such reserves. Although cost and reserve estimates attributable to our natural gas and crude oil reserves have been prepared in accordance with industry standards, we cannot be sure that the estimated costs are accurate, that development will occur as scheduled or that the results of such development will be as estimated.

  Our estimates of proved reserves and related standardized measure of discounted future net cash flows, which are prepared and presented under existing SEC rules, may change materially as a result of new SEC rules that will go into effect for fiscal years ending on or after December 31, 2009.

        This prospectus presents estimates of our proved reserves and standardized measure of discounted future net cash flows as of December 31, 2008, which estimates have been prepared and presented under existing SEC rules. The SEC has adopted new rules that are effective for fiscal years ending on or after December 31, 2009, which will require SEC reporting companies to prepare their reserves estimates using revised reserve definitions and revised pricing based on 12-month unweighted first-day-of-the-month average pricing. Another impact of the new SEC rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. Although we believe that substantially all of our proved undeveloped reserves meet the criteria for continued classification as such under the new SEC rules, if the SEC were to disagree with such classification, we may be required to reclassify reserves that will not be developed within five years as unproved. The reclassification of such reserves could also have a negative effect on our borrowing base.

        The SEC has released only limited interpretive guidance regarding reporting of reserve estimates under the new rules and may not issue further interpretive guidance. We have not determined the impact the new rules may have on our estimates of our proved reserves and related standardized measure of discounted future net cash flows as of December 31, 2009, but the impact of the new rules on such estimates, and in particular the estimates of proved undeveloped reserves, could be material.

  Competitive industry conditions may negatively affect our ability to conduct operations.

        Competition in the oil and gas industry is intense, particularly with respect to the acquisition of producing properties and of proved undeveloped acreage. Major and independent oil and natural gas companies actively bid for desirable oil and natural gas properties, as well as for the equipment, supplies, labor and services required to operate and develop their properties. Some of these undeveloped reserves may be limited and have higher prices due to current strong demand. Many of our competitors have financial resources that are substantially greater than ours, which may adversely affect our ability to compete within the industry.

        Many of our larger competitors not only drill for and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for oil and natural gas properties and evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. In addition, there is substantial competition for investment capital in the oil and natural gas industry.

These larger companies may have a greater ability to continue drilling activities during periods of low oil and natural gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material adverse impact on our business activities, financial condition and results of operations.

  Drilling is a high-risk activity.

        Our future success will partly depend on the success of our drilling program. In addition to the numerous operating risks described in more detail below, these drilling activities involve the risk that no commercially productive oil or natural gas reservoirs will be discovered. Also, we are often uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

  •
  obtaining government and tribal required permits;

  •
  unexpected drilling conditions;

  •
  pressure or irregularities in formations;

  •
  equipment failures or accidents;

  •
  adverse weather conditions;

  •
  compliance with governmental or landowner requirements; and

  •
  shortages or delays in the availability of drilling rigs and the delivery of equipment and/or services, including experienced labor.

        As a result, there can be no assurance that our anticipated production levels will be realized. For example, although we expect that our diatomite production will average approximately 5,000 BOE/D by the end of 2010, actual production from these assets could be significantly lower.

  The oil and natural gas business involves many operating risks that can cause substantial losses; insurance will not protect us against all of these risks.

        These risks include:

  •
  fires;

  •
  explosions;

  •
  blow-outs;

  •
  uncontrollable flows of oil, natural gas, formation water or drilling fluids;

  •
  natural disasters;

  •
  pipe or cement failures;

  •
  casing collapses;

  •
  embedded oilfield drilling and service tools;

  •
  abnormally pressured formations;

  •
  major equipment failures, including cogeneration facilities; and

  •
  environmental hazards such as oil spills, natural gas leaks, pipeline ruptures and discharges of toxic gases.

        If any of these events occur, we could incur substantial losses as a result of:

  •
  injury or loss of life;

  •
  severe damage or destruction of property, natural resources and equipment;

  •
  pollution and other environmental damage;

  •
  investigatory and clean-up responsibilities;

  •
  regulatory investigation and penalties;

  •
  suspension of operations; and

  •
  repairs to resume operations.

        If we experience any of these problems, our ability to conduct operations could be adversely affected. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us. In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. For instance, we do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations. While we intend to obtain and maintain insurance coverage we deem appropriate for these risks, there can be no assurance that our operations will not expose us to liabilities exceeding such insurance coverage or to liabilities not covered by insurance.

  We are subject to complex existing and pending environmental laws and regulations that could give rise to substantial liabilities or otherwise adversely affect our cost, manner or feasibility of doing business.

        All facets of our operations are regulated extensively at the federal, state, regional and local levels. Environmental laws and regulations impose limitations on our discharge of pollutants into the environment, establish standards for our management, treatment, storage, transportation and disposal of hazardous materials and of solid and hazardous wastes, and impose on us obligations to investigate and remediate contamination in certain circumstances. We also must satisfy, in some cases, federal and state requirements for providing environmental assessments, environmental impact studies and/or plans of development before we commence exploration and production activities. Environmental and other requirements applicable to our operations generally have become more stringent in recent years, and compliance with those requirements more expensive. Frequently changing environmental and other governmental laws and regulations have increased our costs to plan, design, drill, install, operate and abandon oil and natural gas wells and other facilities, and may impose substantial liabilities if we fail to comply with such regulations or for any contamination resulting from our operations. Our business results from operations and financial condition may be adversely affected by any failure to comply with, or future changes to, these laws and regulations. In particular, failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties.

        From time to time we have experienced accidental spills, leaks and other discharges of contaminants at some of our properties. We could be liable for the investigation or remediation of such contamination, as well as other liabilities concerning hazardous materials or contamination such as claims for personal injury or property damage. We have incurred expenses and penalties in connection with remediation of contamination in the past, and we may do so in the future. Such liabilities may arise at many locations, including properties in which we have an ownership interest but no operational control, properties we formerly owned or operated and sites where our wastes have been treated or disposed of, as well as at properties that we currently own or operate, and may arise even where the contamination does not result from any noncompliance with applicable environmental laws. Under a number of environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), such liabilities may be joint and several, meaning that we could be held responsible for more than our share of the liability involved, or even the entire share. Some of the properties that we have acquired, or in which we may hold an interest but not operational control, may have past or ongoing contamination for which we may be held responsible. Some of our operations are in environmentally sensitive areas that may provide habitat for endangered or threatened species, and other protected areas, and our operations in such areas must satisfy additional regulatory requirements. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed certain drilling projects and/or access to prospective lands and have filed litigation to attempt to stop such projects, including decisions by the Bureau of Land Management regarding several leases in Utah that we have been awarded.

        Recent and future environmental laws and regulations, including additional federal, regional and state restrictions on greenhouse gas ("GHG") emissions that may be passed in response to climate change concerns, may increase our operating costs and also reduce the demand for the oil and natural gas we produce. The U.S. Environmental Protection Agency ("EPA") has issued a notice of finding and determination that emission of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment, which allows EPA to begin regulating emissions of GHGs under existing provisions of the federal Clean Air Act. To this end, EPA has recently issued a mandatory reporting rule that will require operators of stationary sources emitting more than established annual thresholds of carbon dioxide-equivalent GHGs to inventory and report their GHG emissions annually on a facility-by-facility basis. In addition, EPA has proposed a stationary source GHG permitting rule that would establish "significance levels" for major GHGs that would trigger review and permitting requirements. Similarly, the House of Representatives has approved "cap and trade" legislation that would establish an economy-wide cap on emissions of GHGs in the United States and would require most sources of GHG emissions to obtain GHG emission "allowances" corresponding to their annual emissions of GHGs, and the Senate is currently considering similar legislation. At the state level, more than one-third of the states, including California, have begun taking actions either individually or through multi-state regional initiatives to control and/or reduce emissions of GHGs. The State of California has adopted legislation that caps California's greenhouse gas emissions at 1990 levels by 2020, and the California Air Resources Board is currently developing mandatory reporting regulations and early action measures to reduce GHG emissions prior to January 1, 2012. Any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would likely require us to incur increased operating costs and could have an adverse effect on demand for the oil and natural gas we produce. It is not possible, at this time, to estimate accurately how these regulations would impact our business.

        In addition, Congress is currently considering legislation to amend the federal Safe Drinking Water Act to require the disclosure of chemicals used by the oil and gas industry in the hydraulic fracturing process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into rock formations to stimulate natural gas production. Sponsors of bills currently pending before the Senate and House of Representatives have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies, and the proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process. The adoption of any future federal or state laws or implementing regulation imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to perform hydraulic fracturing, complete natural gas wells in shale formations and increase our costs of compliance and doing business.

  Our operations are subject to numerous federal, state and tribal regulations and laws; compliance with existing and future regulations and laws may increase our costs and delay our operations.

        Our activities are also subject to regulation by the federal government, oil and natural gas-producing states and one Native American tribe. These regulations affect our operations and limit the quantity of oil and natural gas we may produce and sell. A major risk inherent in our drilling plans is the need to obtain drilling permits from federal, state, local and Native American tribal authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well, or the receipt of a permit with unreasonable conditions that are more expensive than we have anticipated could have a negative effect on our ability to explore or develop our properties.

  Changes to current laws may affect our ability to take certain deductions.

        Substantive changes to the existing federal income tax laws have been proposed that, if adopted, would affect, among other things, our ability to take certain deductions related to our operations, including depletion deductions, deductions for intangible drilling and development costs and deductions for United States production activities. These changes, if enacted into law, could negatively affect our financial condition and results of operations.

  The adoption of derivatives legislation by Congress could have an adverse impact on our ability to hedge risks associated with our business.

        Congress is currently considering legislation to impose restrictions on certain derivatives, including in some cases energy derivatives, which could affect the use of derivatives in hedging transactions. For example, the "cap and trade" legislation contains provisions that, until other derivatives regulation is enacted, would subject almost all energy commodity derivative transactions, including hedging, to the authority of the Commodity Futures Trading Commission, which can impose capital, margin and position limits on traders and require on-exchange trading and other forms of regulation. Separately, the House of Representatives adopted financial regulatory reform legislation on December 11, 2009, that, among other things, would impose comprehensive regulation on the over-the-counter derivatives marketplace. Although it is not possible at this time to predict whether or when Congress may act on derivatives regulation legislation, any laws or regulations that may be adopted that subject us to additional capital or margin requirements relating to, or to additional restrictions on, our trading and commodity positions could have an adverse effect on our ability to hedge certain risks associated with our business or on the cost of our hedging activity.

  Property acquisitions are a component of our growth strategy, and our failure to complete future acquisitions successfully could reduce our earnings and slow our growth.

        Our business strategy has emphasized growth through strategic acquisitions, but we may not be able to continue to identify properties for acquisition or we may not be able to make acquisitions on terms that we consider economically acceptable. There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. If we are unable to achieve strategic acquisitions, our growth may be impaired, thus impacting earnings, cash from operations and reserves.

  Acquisitions are subject to the uncertainties of evaluating recoverable reserves and potential liabilities.

        Our recent growth is due in part to acquisitions of properties with additional development potential and properties with minimal production at acquisition but significant growth potential, and we expect acquisitions will continue to contribute to our future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control. These factors include: recoverable reserves, exploration potential, future oil and natural gas prices, operating costs, production taxes and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties, which we believe is generally consistent with industry practices. However, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential problems, including structural, subsurface and environmental problems that may exist or arise. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Our review prior to signing a definitive purchase agreement may be even more limited.

        We generally are not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities, on acquisitions. Often, we acquire interests in properties on an "as is" basis with limited remedies for breaches of representations and warranties. If material breaches are discovered by us prior to closing, we could require adjustments to the purchase price or, if the claims are significant, we or the seller may have a right to terminate the agreement. We could also fail to discover breaches or defects prior to closing and incur significant unknown liabilities, including environmental liabilities, or experience losses due to title defects, for which we would have limited or no contractual remedies or insurance coverage.

  There are risks in acquiring producing properties, including difficulties in integrating acquired properties into our business, additional liabilities and expenses associated with acquired properties, diversion of management attention, and costs of increased scope, geographic diversity and complexity of our operations.

        Increasing our reserve base through acquisitions is an important part of our business strategy. Any acquisition involves potential risks, including, among other things:

  •
  the validity of our assumptions about reserves, future production, the future prices of oil and natural gas, revenues and costs, including synergies;

  •
  an inability to integrate successfully the properties and businesses we acquire;

  •
  a decrease in our liquidity to the extent we use a significant portion of our available cash or borrowing capacity to finance acquisitions;

  •
  a significant increase in our interest expense or financial leverage if we incur debt to finance acquisitions;

  •
  the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;

  •
  the diversion of management's attention from other business concerns;

  •
  an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets;

  •
  unforeseen difficulties encountered in operating in new geographic areas; and

  •
  customer or key employee losses at the acquired businesses.

        Our decision to acquire a property or business will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations.

  If third-party pipelines interconnected to our natural gas wells and gathering facilities become partially or fully unavailable to transport our natural gas, our results of operations and financial condition could be adversely affected.

        We depend upon third party pipelines that provide delivery options from our wells and gathering facilities. Since we do not own or operate these pipelines, their continuing operation in their current manner is not within our control. If any of these third-party pipelines become partially or fully unavailable to transport our natural gas, or if the natural gas quality specifications for their pipelines change so as to restrict our ability to deliver natural gas to those pipelines, our revenues and cash available for distribution could be adversely affected.

  A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.

        Section 1(b) of the Natural Gas Act ("NGA") exempts natural gas gathering facilities from regulation by the Federal Energy Regulatory Commission ("FERC") as a natural gas company under the NGA. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline's status as a gatherer not subject to regulation as a natural gas company, but the status of these lines has never been challenged before FERC. The distinction between FERC-regulated transmission services and federally unregulated gathering services is subject to change based on future determinations by FERC, the courts, or Congress, and application of existing FERC policies to individual factual circumstances. Accordingly the classification and regulation of some of our natural gas gathering facilities may be subject to challenge before FERC or subject to change based on future determinations by FERC, the courts, or Congress. In the event our gathering facilities are reclassified to FERC-regulated transmission services, we may be required to charge lower rates and our revenues could thereby be reduced.

  Should we fail to comply with all applicable FERC-administered statutes, rules, regulations and orders, we could be subject to substantial penalties and fines.

        FERC has issued an order requiring certain participants in the natural gas market, including natural gas gatherers and marketers, that engage in a minimum level of natural gas sales or purchases to submit annual reports regarding those transactions to FERC. In addition, FERC has issued an order requiring major non-interstate pipelines, defined as certain non-interstate pipelines delivering, on an annual basis, more than an average of 50 million MMBtu of gas over the previous three calendar years, to post daily certain information regarding the pipeline's capacity and scheduled flows for each receipt and delivery point that has design capacity equal to or greater than 15,000 MMBtu per day. Should we fail to comply with these requirements or any other applicable FERC-administered statute, rule, regulation or order, we could be subject to substantial penalties and fines. Under the Energy Policy Act of 2005, FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1 million per day for each violation and disgorgement of profits associated with any violation.

  The loss of key personnel could adversely affect our business.

        We depend to a large extent on the efforts and continued employment of our executive management team and other key personnel. The loss of the services of these or other key personnel could adversely affect our business, and we do not maintain key man insurance on the lives of any of these persons. Our drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced geologists, engineers, landmen and other professionals. Competition for many of these professionals is intense. If we cannot retain our technical personnel or attract additional experienced technical personnel and professionals, our ability to compete could be harmed.

  We may not adhere to our proposed drilling schedule.

        Our final determination of whether to drill any scheduled or budgeted wells will depend on a number of factors, including:

  •
  results of our exploration efforts and the acquisition, review and analysis of our seismic data, if any;

  •
  availability of sufficient capital resources to us and any other participants for the drilling of the prospects;

  •
  approval of the prospects by other participants after additional data has been compiled;

  •
  economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and natural gas and the availability and prices of drilling rigs and crews; and

  •
  availability of leases, license options, farm-outs, other rights to explore and permits on reasonable terms for the prospects.

        Although we have identified or budgeted for numerous drilling prospects, we may not be able to lease or drill those prospects within our expected time frame, or at all. For instance, our drilling schedule may vary from our expectations because of future uncertainties and rig availability and access to our drilling locations utilizing available roads. In addition, we will not necessarily drill wells on all of our identified drilling locations on our acreage.

  We may incur losses as a result of title deficiencies.

        We acquire from third parties, or directly from the mineral fee owners, working and revenue interests in the oil and natural gas leaseholds and estates upon which we will perform our exploration activities. The existence of a material title deficiency can reduce the value or render a property worthless thus adversely affecting the results of our operations and financial condition. Title insurance covering mineral leaseholds is not always available and when available is not always obtained. As is customary in our industry, we rely upon the judgment of staff and independent landmen who perform the field work of examining records in the appropriate governmental offices and abstract facilities before attempting to acquire or place under lease a specific mineral interest and/or undertake drilling activities. We, in some cases, perform curative work to correct deficiencies in the marketability of the title to us. In cases involving title problems, the amount paid for affected oil and natural gas leases or estates can be generally lost, and a prospect can become undrillable.

  We have received a notice of proposed civil penalty of $69.6 million from the Bureau of Land Management that may result in our payment of a significant penalty.

        In July 2009, we received a notice of proposed civil penalty from the Bureau of Land Management (the "BLM") related to our alleged non-compliance during 2007 with regulations relating to the operation and position of certain valves in our Uinta basin operations. The regulations are intended to address production security on Federal and tribal lands managed by the BLM. The proposed civil penalty is $69.6 million and reflects the theoretical maximum penalty amount under applicable regulations, absent mitigating factors. We immediately remediated the instances of non-compliance in 2007, cooperated fully with the BLM's investigation and we believe no production was lost, all royalties were paid and there was no harm to the environment. Due to the above mitigating factors, among others, we believe this matter will be resolved by the payment of a penalty that will not exceed $2.1 million and have accrued such amount in the second quarter of 2009. However, there can be no assurance that any penalty would not be in excess of $2.1 million or have a material adverse affect on us.

Risks Related to our Class A Common Stock

  The market price of our Class A Common Stock is volatile.

        The trading price of our Class A Common Stock and the price at which we may sell our Class A Common Stock in the future are subject to large fluctuations in response to any of the following:

  •
  limited trading volume in our Class A Common Stock;

  •
  quarterly variations in operating results;

  •
  our involvement in litigation;

  •
  general financial market conditions;

  •
  prices of oil and natural gas;

  •
  investor perceptions of our company and comparable public companies;

  •
  announcements by us and our competitors;

  •
  our liquidity;

  •
  our ability to raise additional funds;

  •
  changes in government and/or tribal regulations;

  •
  success or failure of exploration projects and development; and

  •
  other events.

        Fluctuations in the price of our Class A Common Stock may be unrelated to or disproportionate to our performance.

  Anti-takeover provisions could make it more difficult for a third party to acquire us.

        A change of control (as defined in our bank credit agreement) will generate an event of default under such agreement and will make any borrowings under that agreement immediately due. These provisions may have the effect of discouraging unsolicited takeover proposals. Additionally, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that could make it more difficult for a third party to acquire us in a transaction not approved by our board of directors. We are also subject to certain provisions of Delaware law that could delay, deter or prevent a change of control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our Class A Common Stock.

  Sales of substantial amounts of shares of our Class A Common Stock could cause the trading price of our Class A Common Stock to decrease.

        This prospectus covers the potential issuance by us of a substantial number of shares of our Class A Common Stock. The trading price of our Class A Common Stock may decrease due to the additional amount of shares available in the market.

 Use of Proceeds

        The net proceeds from the sale of the shares, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $224 million, or approximately $258 million if the underwriters' over-allotment option is exercised in full. We intend to use approximately $126 million of such proceeds to fund the Wolfberry Acquisition and to use the remainder for general corporate purposes. Pending the application of the proceeds for such purposes, we will reduce outstanding borrowings under our senior secured revolving credit facility.

        There can be no assurance that the Wolfberry Acquisition will be completed, or that the anticipated benefits of such acquisition will be realized. This offering will not be conditioned on the closing of the Wolfberry Acquisition.

        Borrowings under our senior secured revolving credit facility were incurred for general corporate purposes, including the East Texas Acquisition. As of December 31, 2009, the weighted average interest rate with respect to outstanding borrowings under our senior secured revolving credit facility was 2.5%. The indebtedness under our senior secured revolving credit facility matures on July 15, 2012. Affiliates of certain underwriters are lenders under our senior secured revolving credit facility and will be partially repaid with a portion of the net proceeds of this offering. See "Underwriting (Including Conflicts of Interest)."

Capitalization

        The following table sets forth our unaudited capitalization as of September 30, 2009:

  •
  on an actual basis; and

  •
  on an as adjusted basis, to reflect this offering and the application of net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, of $224 million (assuming no exercise of the underwriters' over-allotment option), to fund the $126 million Wolfberry Acquisition and to repay a portion of our current borrowings under our senior secured revolving credit facility as if the offering occurred on September 30, 2009. Pending the completion of the Wolfberry Acquisition, we will reduce outstanding borrowings under our senior secured revolving credit facility by $126 million. This temporary reduction is not reflected in the table below. There can be no assurance that the Wolfberry Acquisition will be completed. This offering will not be contingent on the closing of the Wolfberry Acquisition.

        The following table is unaudited and should be read together with our financial statements and accompanying notes incorporated by reference into this prospectus.

	As of September 30, 2009
	Actual	As Adjusted
($ in thousands)
Cash and cash equivalents	$975	$975

Short-term debt:
Senior secured money market line of credit	$12,500	$12,500
Long-term debt:
Senior secured revolving credit facility(1)	365,000	266,742
10 1/4% senior notes due 2014(2)	435,925	435,925
8 1/4% senior subordinated notes due 2016	200,000	200,000

Total long-term debt	$1,000,925	$902,667
Total debt	$1,013,425	$915,167
Shareholders' equity:
Preferred stock, $0.01 par value, 2,000,000 shares authorized; no shares outstanding	—	—
Class A Common Stock, $0.01 par value, 100,000,000 shares authorized; 42,855,902 shares issued and outstanding or 50,855,902 shares issued and outstanding, as adjusted(3)	427	507
Class B Stock, $0.01 par value, 3,000,000 shares authorized; 1,797,784 shares issued and outstanding	18	18
Capital in excess of par value	87,398	311,576
Accumulated other comprehensive loss	(17,210)	(17,210)
Retained earnings	664,528	664,528

Total shareholders' equity	735,161	959,419

Total capitalization	$1,748,586	$1,874,586

(1)
As of December 31, 2009, outstanding borrowings were approximately $372 million (excluding $4 million of outstanding letters of credit).

(2)
$325 million principal amount of senior notes issued on May 27, 2009 are recorded at their discounted amount of $305 million, with the discount to be accrued over the life of the senior notes. $125 million principal amount of senior notes issued on August 14, 2009 are recorded at a premium of $131 million, which will be amortized over the life of the notes using the effective interest method.

(3)
Share amounts exclude 3,445,176 shares issuable pursuant to awards outstanding under our benefit and equity plans as of September 30, 2009.

Price Range of Class A Common Stock and Dividends

        Our Class A Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "BRY." Our Class B Stock is not publicly traded. The following table sets forth, for the periods indicated, the high and low sales prices per share of our Class A Common Stock as reported on the NYSE and cash dividends per share on our Class A Common Stock.

	Price Range
			Dividends Per Share(1)
	High	Low
Year Ending December 31, 2010
First Quarter (through January 14, 2010)	$31.27	$27.81		$(2)
Year Ended December 31, 2009
Fourth Quarter	$31.37	$24.87	$.075
Third Quarter	$28.46	$14.90	$.075
Second Quarter	$22.76	$10.52	$.075
First Quarter	$13.10	$5.50	$.075
Year Ended December 31, 2008
Fourth Quarter	$37.76	$6.02	$.075
Third Quarter	$61.72	$30.99	$.075
Second Quarter	$62.15	$45.73	$.075
First Quarter	$47.20	$33.41	$.075

(1)
Dividends are shown for the quarter with respect to which they were declared.

(2)
The dividend has not yet been declared.

        The number of holders of record of our Class A Common Stock was 545 as of January 8, 2010. There was one Class B Shareholder of record as of January 8, 2010.

Dividends

        From our formation in 1985 through September 30, 2009, we have paid dividends on our Class A Common Stock for 80 consecutive quarters and prior to that for eight consecutive semi-annual periods. We intend to continue the payment of dividends, although future dividend payments will depend upon our level of earnings, operating cash flow, capital commitments, financial covenants and other relevant factors. Dividend payments are limited by covenants in our (1) senior secured revolving credit facility to the greater of $20 million or 75% of net income in any four-quarter period, and (2) indentures relating to our 8 1/4% senior subordinated notes due 2016 and 10 1/4% senior notes due 2014 up to $20 million annually irrespective of our coverage ratio or net income if we have exhausted our restricted payments basket, and up to $10 million in the aggregate in the event we are in a non-payment default.

Certain U.S. Federal Income and Estate Tax Considerations

        The following is a summary of certain U.S. federal income and estate tax considerations relating to the purchase, ownership, and disposition of our Class A Common Stock. This summary addresses only certain U.S. federal income and estate tax considerations of holders of our Class A Common Stock who are initial purchasers of our Class A Common Stock and will hold the Class A Common Stock as capital assets for U.S. federal income tax purposes.

        This description does not address tax considerations applicable to holders that may be subject to certain special U.S. federal income tax rules, such as:

  •
  financial institutions,

  •
  insurance companies,

  •
  real estate investment trusts,

  •
  regulated investment companies,

  •
  grantor trusts,

  •
  partnerships or other pass-through entities and investors in such entities,

  •
  dealers or traders in securities or currencies or notional principal contracts,

  •
  tax-exempt entities (including qualified retirement plans),

  •
  certain former citizens or long-term residents of the United States,

  •
  persons that received shares as compensation for the performance of services or pursuant to the exercise of options or warrants,

  •
  persons that will hold shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of "synthetic security" or other integrated transaction for U.S. federal income tax purposes, or

  •
  U.S. Holders (as defined below) that have a "functional currency" other than the U.S. dollar.

        Holders of our Class A Common Stock, including those who are in any of the above categories, should consult their own tax advisors regarding the U.S. federal income and estate tax consequences relating to the purchase, ownership, and disposition of our Class A Common Stock. The U.S. federal income tax consequences for persons in the above categories relating to the purchase, ownership, and disposition of the Class A Common Stock may be significantly different than those described below. Moreover, this summary does not address the U.S. federal gift or alternative minimum tax consequences, any U.S. state or local tax consequences, or any foreign tax consequences of the purchase, ownership, and disposition of our Class A Common Stock.

        This summary is not intended to constitute a complete analysis of all U.S. federal tax consequences relating to the purchase, ownership, and disposition of our Class A Common Stock. Prospective purchasers of our Class A Common Stock should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of purchasing, owning, or disposing of our Class A Common Stock.

        This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this prospectus supplement. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the Internal Revenue Service (the "IRS") or U.S. courts will agree with the tax consequences described in this summary.

U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of our Class A Common Stock that, for U.S. federal income tax purposes, is:

  •
  a citizen or individual resident of the United States,

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

        If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A Common Stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. tax consequences of being a partner in a partnership that acquires, holds, or disposes of our Class A Common Stock.

  Distributions on our Class A Common Stock

        Distributions in respect of our Class A Common Stock will constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital, reducing the U.S. Holder's tax basis in the U.S. Holder's Class A Common Stock to the extent of the U.S. Holder's tax basis in that stock. Any remaining excess will be treated as capital gain. Dividends received by individual U.S. Holders generally will be subject to a reduced maximum tax rate of 15% through December 31, 2010, after which date the maximum rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. Holder elects to treat dividends as "investment income," which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. Holder with respect to shares of our Class A Common Stock that are held by such holder for less than 61 days during the 121-day period beginning on the date that is 60 days before the date on which the shares of our Class A Common Stock became ex-dividend with respect to such dividend. If a U.S. Holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power or value of our stock.

        U.S. Holders should consult their tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the dividends-received deduction and the reduced maximum tax rate on dividends.

  Sale or Exchange of Class A Common Stock

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our Class A Common Stock in an amount equal to the difference, if any, between the amount realized on such sale or disposition and the U.S. Holder's adjusted tax basis in our Class A Common Stock. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Class A Common Stock is held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

  Backup Withholding and Information Reporting Requirements

        Unless a holder of Class A Common Stock is a corporation or other exempt recipient, payments of dividends or of the proceeds of the sale or other disposition of our Class A Common Stock that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting. Such payments may also be subject to U.S. federal backup withholding if the holder of our Class A Common Stock fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. The backup withholding rate is currently 28% and is scheduled to increase to 31% after 2010. Any amount withheld from a payment to a holder of Class A Common Stock under the backup withholding rules is allowable as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

        A "non-U.S. Holder" means a beneficial owner of our Class A Common Stock (other than a partnership) that is not a U.S. Holder.

  Dividends

        Dividends paid to a non-U.S. Holder of our Class A Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or fixed base of the non-U.S. Holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. In general, such certification requirements may be met by providing us with a properly completed IRS Form W-8ECI. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a U.S. Holder. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. Holder of our Class A Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding for dividends, as discussed below, will be required to (a) properly complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our Class A Common Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. Holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. Holder of our Class A Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  Gain on Disposition of Class A Common Stock

        Any gain realized on the disposition of our Class A Common Stock generally will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the non-U.S. Holder);

  •
  the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" ("USRPHC") for U.S. federal income tax purposes.

        A non-U.S. Holder described in the first bullet point above will be subject to tax on the net gain derived from the disposition under regular U.S. federal income tax rates. If a non-U.S. Holder that is a foreign corporation falls under the first bullet point above, it generally will be subject to tax on its net gain in the same manner as if it were a United States person and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        An individual non-U.S. Holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

        We believe that we currently are a USRPHC for U.S. federal income tax purposes. However, a non-U.S. Holder will not be subject to U.S. federal income tax on a net income basis with respect to any gain realized on our Class A Common Stock solely because of our status as a USRPHC so long as our Class A Common Stock is "regularly traded on an established securities market" and such non-U.S. Holder did not hold directly or indirectly more than 5% of our Class A Common Stock at any time during the five-year period preceding the date of the disposition. We expect to satisfy the exception afforded stock in corporations regularly traded on an established securities market, but this cannot be assured. Prospective investors should consult their own tax advisors regarding the application of such exception.

        If a non-U.S. Holder owned directly or indirectly more than 5% of our Class A Common Stock at any time during the applicable period or our Class A Common Stock was not considered to be regularly traded on an established securities market, then any gain recognized by a non-U.S. Holder on the sale or other disposition of our Class A Common Stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at applicable U.S. federal income tax rates in much the same manner as applicable to United States persons. If our Class A Common Stock was not considered to be "regularly traded on an established securities market," a non-U.S. Holder could also be subject to certain withholding taxes imposed on the gross proceeds realized with respect to the sale or other disposition of our Class A Common Stock.

  United States Federal Estate Tax

        Shares of Class A Common Stock held by an individual non-U.S. Holder at the time of such non-U.S. Holder's death will be included in such non-U.S. Holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

  Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. Holder will be subject to backup withholding for dividends paid to such holder, unless such holder certifies, under penalties of perjury, that it is not a United States person (and the payor does not have actual knowledge or reason to know that such holder is a United States person), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies, under penalties of perjury, that it is not a United States person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person), or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Underwriting (Including Conflicts of Interest)

        Under the terms and subject to the conditions contained in an underwriting agreement dated January 14, 2010, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives (the "representatives"), and the underwriters have severally agreed to purchase the following respective numbers of shares of Class A Common Stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	2,800,000
J. P. Morgan Securities Inc.	1,600,000
Wells Fargo Securities, LLC	600,000
BMO Capital Markets Corp.	400,000
Calyon Securities (USA) Inc.	400,000
Citigroup Global Markets Inc.	400,000
Goldman, Sachs & Co.	400,000
KeyBanc Capital Markets Inc.	400,000
Morgan Keegan & Company, Inc.	400,000
Tudor, Pickering, Holt & Co. Securities, Inc.	400,000
Howard Weil Incorporated	200,000

Total	8,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on its purchase obligation, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 1,200,000 additional shares from us at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The option may be exercised only to cover any over-allotments of Class A Common Stock. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this "Underwriting" section.

        The underwriters propose to offer the shares of Class A Common Stock initially at the public offering price as set forth on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.72 per share. After the offering, the representatives may change the public offering price and concession. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The following table summarizes the compensation we will pay to the underwriters and our estimated expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriters have agreed to reimburse us up to $310,000 for expenses incurred in connection with this offering.

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us	$1.2065625	$1.2065625	$9,652,500	$11,100,375
Expenses payable by us	$0.0500000	$0.0434783	$400,000	$400,000

        We have agreed that we will not (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (ii) enter into any swap, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of our Class A Common Stock, (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position of our Class A Common Stock within the meaning of Section 16 of the Exchange Act or (iv) publicly disclose the intention to do any of the foregoing without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement, except for (a) sales of our Class A Common Stock offered hereby to the underwriters, (b) grants or exercises of equity awards pursuant to terms of a plan in effect on the date of this prospectus supplement, (c) issuances of our Class A Common Stock or other rights to acquire shares of our Class A Common Stock that we may issue in connection with transactions with others, including acquisitions, provided (x) the number of shares of Class A Common Stock issued or issuable upon conversion of any rights to acquire shares of our Class A Common Stock under clause (c) may not exceed 5% of our outstanding Class A Common Stock on the date of this prospectus supplement and (y) the recipients of such Class A Common Stock agree in writing to be bound by similar restrictions and (d) issuances pursuant to our Dividend Reinvestment and Stock Purchase Plan.

        Our officers and directors have agreed that, for a period of 90 days after the date of this prospectus supplement, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Common Stock, whether any of these transactions are to be settled by delivery of our Class A Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC; provided that the foregoing shall not apply to (i) any sales of Class A Common Stock for the purpose of satisfying tax liabilities associated with the vesting or exercise of awards pursuant to our equity plans and (ii) transfers made as bona fide gifts and transfers to family members or a trust, so long as, in each case under this clause (ii), such parties agree to be locked-up for the remainder of the 90-day period.

        We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "BRY."

        We cannot assure you that prices at which our shares sell in the public market after this offering will not be lower than the offering price.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in

Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Conflicts of Interest

        The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their business, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates for which they received or will receive customary fees and expenses. In particular, affiliates of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Wells Fargo Securities, LLC, Citigroup Global Markets Inc., BMO Capital Markets Corp. and Calyon Securities (USA) Inc. are lenders under our senior secured revolving credit facility and will be partially repaid with a portion of the net proceeds of this offering. Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, is the administrative agent, lead arranger, swing line lender and a joint book runner under our senior secured revolving credit facility. Amounts repaid under our senior secured revolving credit facility may be reborrowed by us. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

        Because 5% or more of the proceeds of this offering, not including underwriting compensation, may be used to repay loans under our senior secured revolving credit facility, this offering is being conducted in compliance with NASD Rule 2720, as administered by FINRA. Pursuant to Rule 2720, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the offering is of equity securities that have a bona fide public market.

Legal Matters

        The validity of the Class A Common Stock offered under this prospectus will be passed upon for us by Musick, Peeler & Garrett LLP, Westlake Village, California, and, with respect to certain legal matters, by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

Experts

        The financial statements incorporated in this prospectus supplement by reference to Berry Petroleum Company's Current Report on Form 8-K dated August 11, 2009 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Berry Petroleum Company for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The audited Statements of Combined Revenues and Direct Operating Expenses for the oil and gas properties purchased by Berry Petroleum Company from a consortium of private sellers for each of the two years in the period ended December 31, 2007 included in Exhibit 99.4 of Berry Petroleum Company's Current Report on Form 8-K/A dated September 29, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The appraisal reports of DeGolyer and MacNaughton, independent consulting petroleum engineers, and certain information as with respect to the oil and natural gas reserves associated with our oil and natural gas properties derived from such reports has been included and incorporated by reference in this prospectus supplement upon the authority of each such firm as experts with respect to matters covered by such reports and in giving such reports.

PROSPECTUS

BERRY PETROLEUM COMPANY

Debt Securities
Preferred Stock
Class A Common Stock
Warrants

        The following are types of securities that we may offer, issue and sell from time to time, together or separately: debt securities, which may be senior debt securities or subordinated debt securities and may be convertible; shares of our preferred stock; shares of our Class A Common Stock; and warrants to purchase debt or equity securities.

        This prospectus contains summaries of the general terms of these securities. At the time of each offering we will provide the specific terms, manner of offering and the initial public offering price of the securities in a supplement to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement, together with the documents we incorporate by reference, before you decide to invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        We may offer and sell these securities through one or more underwriters, dealers and agents, through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering.

        Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "BRY." Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

        Investing in any of our securities involves risks. You should consider carefully the risk factors described on page 5 of this prospectus and in the applicable prospectus supplement or any of the documents we incorporate by reference.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This prospectus is dated August 11, 2009.

ABOUT THIS PROSPECTUS

        This prospectus is part of a "shelf" registration statement that we filed with the U.S. Securities and Exchange Commission ("SEC"). By using a shelf registration statement, we may sell from time to time in one or more offerings any combination of the securities described in this prospectus. For further information about the securities and us, you should refer to our registration statement and its exhibits. The registration statement can be obtained from the SEC as described below under the heading "Where You Can Find More Information." References in this prospectus to "we," "our" or "us" refer to Berry Petroleum Company and its direct and indirect subsidiaries.

        This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains more specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information included in our reports, proxy statements and other information filed with the SEC. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

        You should rely only on information contained or incorporated by reference in this prospectus and any applicable prospectus supplement, any written communications from us or any "free writing prospectus" we may authorize to be delivered to you. We have not authorized anyone to provide different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference into this prospectus, any prospectus supplement or any free writing prospectus we may authorize to be delivered to you is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

 INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information we file with it. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information we file with the SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus.

        We incorporate by reference the documents listed below and future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding, unless otherwise provided therein or herein, information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K) after the effectiveness of this registration statement and before the termination of the offering.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2008;

  •
  Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009;

  •
  Our Current Reports on Form 8-K and 8-K/A filed on September 29, 2008, January 12, 2009, January 26, 2009, February 20, 2009, March 23, 2009, April 27, 2009, May 15, 2009, May 20, 2009, May 27, 2009, May 29, 2009 and August 11, 2009 (supersedes certain information in our Annual Report on Form 10-K for the year ended December 31, 2008);

  •
  The description of our Class A Common Stock contained in our Registration Statement on Form 8-A which was declared effective by the Securities and Exchange Commission on or about October 20, 1987;

  •
  The description of our Rights to Purchase Series B Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 7, 1999; and

  •
  All other documents filed by us with the SEC under Sections 13 and 14 of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering of the securities made by this prospectus.

        As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

Berry Petroleum Company
Attn: Investor Relations
1999 Broadway, Suite 3700
Denver, Colorado 80202
(303) 999-4400

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available over the Internet at the SEC's web site at http://www.sec.gov and at our web site at http://www.bry.com. Information on our website or any other website is not incorporated by reference in this prospectus and does not constitute part of this prospectus.

        This prospectus is part of a registration statement and, as permitted by SEC rules, does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement. You may also read and copy any document we file with the SEC at the SEC's public reference rooms at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549

        You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect the reports and other information we file with the SEC at:

NYSE Euronext
11 Wall Street, 5th Floor
New York, New York 10005.

FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in this prospectus contains statements that are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements in this prospectus that are not historical facts are forward-looking statements that involve risks and uncertainties. Words such as "expect," "could," "would," "may," "believe," "estimate," "anticipate," "intend," "plans," other forms of those words and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. A statement is forward-looking if the discussion involves strategy, beliefs, plans, targets, or intentions.

        Forward-looking statements are made based on our management's current expectations and beliefs concerning future developments and their potential effects upon us. Important factors which could affect actual results are discussed in detail in this prospectus and the documents incorporated by reference herein.

BERRY PETROLEUM COMPANY

        We are an independent energy company engaged in the production, development, exploitation and acquisition of crude oil and natural gas. While we were incorporated in Delaware in 1985 and have been a publicly traded company since 1987, we can trace our roots in California oil production back to 1909. Currently, our principal reserves and producing properties are located in California (San Joaquin Valley and Los Angeles Basins), Utah (Uinta Basin), Colorado (Piceance Basin) and Texas (East Texas Basin).

        Berry Petroleum Company is a Delaware corporation. Our corporate headquarters and principal executive offices are located at 1999 Broadway, Suite 3700, Denver, Colorado 80202, and our telephone number is (303) 999-4400.

 RISK FACTORS

        An investment in our securities involves risks. You should carefully consider all of the information contained in this prospectus and any prospectus supplement and other information which may be incorporated by reference in this prospectus or any prospectus supplement as provided under "Incorporation by Reference," including the risks described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read "Forward-Looking Statements." Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operations could be adversely affected. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table presents our historical ratio of earnings to fixed charges for the six-month period ended June 30, 2009 and each of the years in the five-year period ended December 31, 2008.

			Year Ended December 31,
	Six Months Ended June 30, 2009
			2008		2007		2006		2005		2004
Ratio of Earnings to Fixed Charges:
Berry Petroleum Company	1.9	x	4.4	x	6.3	x	8.7	x	25.8	x	44.3	x

        For purposes of this table, "earnings" consists of income before income taxes plus fixed charges and less capitalized interest. "Fixed charges" consists of interest expense and capitalized interest.

        We had no preferred stock outstanding for any period presented, and accordingly our ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges.

USE OF PROCEEDS

        Unless we have indicated otherwise in the accompanying prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including, but not limited to, working capital, repayment or reduction of debt, capital expenditures, acquisitions of additional oil and natural gas properties or companies owning oil and natural gas properties and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.

DESCRIPTION OF DEBT SECURITIES

        The debt securities will either be senior debt securities or subordinated debt securities. Unless otherwise specified in the applicable prospectus supplement, senior debt securities will be issued under a senior indenture dated June 15, 2006 among Berry Petroleum Company, as issuer, and Wells Fargo Bank, National Association, as trustee, and subordinated debt securities will be issued under a subordinated indenture dated June 15, 2006 among Berry Petroleum Company, as issuer, and Wells Fargo Bank, National Association, as trustee. The senior indenture and the form of the subordinated indenture are filed as exhibits to and are incorporated by reference in the registration statement of which this prospectus is a part. We will include in a supplement to this prospectus the specific terms of each series of debt securities being offered, including the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other debt securities. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

        Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of Berry Petroleum Company. The senior debt securities will rank equally in right of payment with any of our other unsecured senior and unsubordinated debt. The senior debt securities will be effectively subordinated to, and thus have a junior position to, our secured debt with respect to the assets securing that debt. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness. The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

DESCRIPTION OF PREFERRED STOCK

        This section summarizes the general terms of the preferred stock that we may offer. The prospectus supplement relating to a particular series of preferred stock offered will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the preferred stock and is subject to and qualified in its entirety by reference to all the provisions of our Amended and Restated Certificate of Incorporation and the certificate of designation relating to the applicable series of preferred stock, copies of which are listed as exhibits to the registration statement of which this prospectus is a part, and the Delaware General Corporation Law. The certificate of designation is incorporated by reference in the registration statement.

        Our Amended and Restated Certificate of Incorporation authorizes us to issue 2,000,000 shares of preferred stock, par value of $.01 per share. As of July 20, 2009, no shares of preferred stock were outstanding, and 500,000 were reserved for issuance under our Shareholder Rights Agreement. We may issue preferred stock from time to time in one or more classes or series with such rights and preferences, including voting, dividend and conversion rights and other terms, as our board of directors may establish without any further authorization by the shareholders.

        The preferred stock that we may offer will be issued in one or more classes or series. The prospectus supplement relating to the particular class or series of preferred stock will describe the specific terms of the class or series, including:

  •
  the designation and stated value, if any, per share and the number of shares offered;

  •
  the amount of liquidation preference per share and any priority relative to any other class or series of preferred stock or common stock;

  •
  the initial public offering price at which shares will be issued;

  •
  the dividend rate (or method of calculation), the dates on which dividends will be payable and the dates from which dividends will commence to cumulate, if any;

  •
  any redemption or sinking fund provisions;

  •
  any conversion or exchange rights;

  •
  any voting rights; and

  •
  any other rights, preferences, privileges, qualifications, limitations and restrictions.

General

        The holders of preferred stock will have no preemptive rights. Upon issuance against full payment of the purchase price, the preferred stock will be fully paid and non-assessable. Unless otherwise provided in the prospectus supplement relating to the particular class or series, the preferred stock will have the rights described below.

Dividends

        The preferred stock will be preferred over any class or series of common stock as to payment of dividends. Before we can declare, pay or set apart for payment any dividends or distributions on the common stock, other than dividends or distributions payable in common stock, we will pay dividends to the holders of shares of each class and series of preferred stock entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. For each class or series of preferred stock, the dividends on each share of the class or series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

Liquidation

        The preferred stock will be preferred over the common stock as to asset distributions so that the holders of each class and series of preferred stock will be entitled to be paid the amount stated in the applicable prospectus supplement upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock. If upon any liquidation, dissolution or winding up, our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, unless otherwise described in a prospectus supplement, our entire remaining net assets will be distributed among the holders of each class and series of preferred stock in amounts proportional to the full amounts to which the holders of each class and series are entitled.

Redemption or Conversion

        The shares of any class or series of preferred stock will be redeemable or will be convertible into shares of common stock or any other class or series of preferred stock to the extent described in the prospectus supplement relating to the series.

DESCRIPTION OF COMMON STOCK

        We are authorized to issue up to 100,000,000 shares of Class A Common Stock, par value $.01 per share, and up to 3,000,000 shares of Class B Stock, par value $.01 per share. As of July 20, 2009, there were 42,826,373 shares of Class A Common Stock and 1,797,784 shares of Class B Stock outstanding.

        If we issue any common stock under this prospectus, we will issue shares of Class A Common Stock. This section summarizes the general terms of our Class A Common Stock and Class B Stock. The prospectus supplement relating to the common stock offered will state the number of shares offered, the initial offering price and market price, dividend information and any other relevant information. The summary in this section and in the prospectus supplement does not describe every aspect of the common stock and is subject to and qualified in its entirety by reference to all the provisions of our Amended and Restated Certificate of Incorporation and Restated Bylaws, copies of which are listed as exhibits to the registration statement of which this prospectus is a part, and the Delaware General Corporation Law.

General

        Shares of Class A Common Stock and Class B Stock are each entitled to one vote and 95% of one vote, respectively. Each share of Class B Stock is entitled to a $0.50 per share preference in the event of liquidation or dissolution. Further, each share of Class B Stock is convertible into one share of Class A Common Stock at the option of the holder. All shares of common stock have equal rights to participate in dividends. Stockholders have the right to vote their shares on a cumulative basis with respect to the election of directors. Shares of common stock carry no conversion rights, other than the right to convert shares of Class B Stock into Shares of Class A Common Stock, carry no preemptive or subscription rights and are not subject to redemption. All outstanding shares of common stock are, and any shares of common stock issued upon conversion of any convertible securities will be, fully paid and non-assessable. We may pay dividends on our common stock when, as and if declared by our board of directors. Dividends may be declared in the discretion of the board of directors from funds legally available, subject to any preferential rights with respect to our preferred stock and any restrictions under agreements related to our indebtedness.

        The outstanding shares of Class A Common Stock are listed on the New York Stock Exchange and trade under the symbol "BRY." The transfer agent, registrar and dividend disbursement agent for the common stock is Mellon Investor Services.

Shareholder Rights

        In November 1999, we adopted a Shareholder Rights Agreement and declared a dividend distribution of one Right for each outstanding share of Class A Common Stock and Class B Stock on December 8, 1999. Each Right, when exercisable, entitles the holder to purchase one one-hundredth of a share of a Series B Junior Participating Preferred Stock, or in certain cases other securities, for $19.00. The exercise price and number of shares issuable are subject to adjustment to prevent dilution. The Rights would become exercisable, unless earlier redeemed by us, 10 days following a public announcement that a person or group has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of Class A Common Stock or 10 business days following the commencement of a tender or exchange offer for such outstanding shares which would result in such person or group acquiring 20% or more of the outstanding shares of Class A Common Stock, either event occurring without our prior consent.

        The Rights will expire on December 8, 2009 or may be redeemed by us at $.005 per Right prior to that date unless they have theretofore become exercisable. The Rights do not have voting or dividend rights, and until they become exercisable, have no diluting effect on our earnings. A total of 500,000 shares of our preferred stock has been designated Series B Junior Participating Preferred Stock and reserved for issuance upon exercise of the Rights.

Anti-Takeover Effects of Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation and Restated Bylaws

        The provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our Restated Bylaws summarized below may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

  Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances, from engaging in a "business combination" with (1) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an "interested stockholder"); (2) an affiliate of the company who is also an interested stockholder; or (3) an associate of the company who is also an interested stockholder, for three years following the date that the stockholder became an "interested stockholder." A "business combination" includes a merger or sale of 10% or more of our assets.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our Restated Bylaws provide that stockholders seeking to nominate candidates for election as directors at, or bring other business before, an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. In general, to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination not less than 120 and not more than 210 days prior to the first anniversary date of the proxy statement for the immediately preceding annual meeting of stockholders. If the annual meeting is more than 30 days before or more than 90 days after such anniversary date, the stockholder notice must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the meeting is made.

  Authorized but Unissued Shares

        Our Amended and Restated Certificate of Incorporation provides that our authorized but unissued shares of preferred stock are available for future issuance without stockholder approval and does not preclude the future issuance without stockholder approval of the authorized but unissued shares of our common stock. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

  Amendments to our Amended and Restated Certificate of Incorporation and Restated Bylaws

        Pursuant to the Delaware General Corporation Law and our Amended and Restated Certificate of Incorporation, certain provisions of our Amended and Restated Certificate of Incorporation, including those relating to the declaration of dividends, the number of directors, amending our bylaws and limitations on a director's liability, may not be repealed or amended, in whole or in part, without the approval of at least 66 2/3% of our outstanding voting stock.

        Our Amended and Restated Certificate of Incorporation and our Restated Bylaws permit our board of directors to adopt, amend and repeal our Restated Bylaws. They also provide that our Restated Bylaws can be amended by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock.

  Supermajority Vote on Certain Matters

        Our Amended and Restated Certificate of Incorporation generally provides that the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock is required to effect the following:

  •
  any merger, consolidation or other business reorganization or combination of us or any of our subsidiaries with or into any other corporation;

  •
  any sale, lease, exchange or other disposition of all or any substantial part of our or our subsidiaries' assets; or

  •
  any sale, lease, exchange or other disposition to us or any of our subsidiaries of any assets, cash securities or other property (except where the fair market value is less than $1,000,000) in exchange for our or any of our subsidiaries' voting securities (or securities convertible into voting securities or options, warrants, or rights to acquire voting securities or securities convertible into voting securities), if the other party to such transaction is the beneficial owner, directly or indirectly, of 5% or more of our outstanding voting stock;

unless (i) our board of directors approved the transaction prior to the time that the other party thereto become the beneficial owner of more than 5% of our outstanding voting stock or (ii) a majority of the voting stock of such other corporation, or a majority of the equity interest in any such other person or entity, is owned by us.

DESCRIPTION OF WARRANTS

        The following is a description of the general terms and provisions of the warrants. The particular terms of any series of warrants will be described in a prospectus supplement. If so indicated in a prospectus supplement, the terms of that series may differ from the terms set forth below.

General

        We may issue warrants to purchase debt securities, preferred stock or common stock. Warrants may be issued independently or together with any debt securities, preferred stock or common stock and may be attached to or separate from the debt securities, preferred stock or common stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

        You should review the applicable prospectus supplement for the specific terms of any warrants that may be offered including the following:

  •
  the title of the warrants;

  •
  the aggregate number of the warrants;

  •
  the price or prices at which the warrants will be issued;

  •
  the designation, aggregate principal amount, denominations and terms of the debt securities purchasable upon exercise of a warrant to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

  •
  the designation, stated value, terms (including liquidation, dividend, conversion and voting rights), number of shares and purchase price per share of the class or series of preferred stock purchasable upon the exercise of warrants to purchase shares of preferred stock;

  •
  the number of shares and the purchase price per share of common stock purchasable upon the exercise of warrants to purchase shares of common stock;

  •
  if applicable, the date on and after which the warrants and the related securities will be separately transferable;

  •
  the date on which the right to exercise the warrants will commence and the date on which the right will expire;

  •
  if applicable, the minimum or maximum number of warrants that may be exercised at any one time;

  •
  information relating to book-entry procedures, if any;

  •
  if applicable, a discussion of material United States federal income tax considerations; and

  •
  any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

VALIDITY OF OFFERED SECURITIES

        The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Musick, Peeler & Garrett LLP, Westlake Village, California, and for the underwriters or agents, if any, by a firm named in the prospectus supplement relating to the particular security.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to Berry Petroleum Company's Current Report on Form 8-K dated August 11, 2009 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Berry Petroleum Company for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The audited Statements of Combined Revenues and Direct Operating Expenses for the oil and gas properties purchased by Berry Petroleum Company from a consortium of private sellers for each of the two years in the period ended December 31, 2007 included in Exhibit 99.4 of Berry Petroleum Company's Current Report on Form 8-K/A dated September 29, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by DeGolyer and MacNaughton, independent consulting petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report. Future estimates of oil and natural gas reserves and related information hereafter incorporated by reference in this prospectus and the registration statement will be incorporated in reliance upon the reports of the firm examining such oil and gas reserves and related information and upon the authority of that firm as experts regarding the matters contained in their reports, to the extent the firm has consented to the use of their reports.